





HearUSA
It's clear we care.



**Dear Fellow Shareholders,**

In 2009, our ability to exercise strong cost controls along with effective resource management allowed us to achieve our first profitable year as a public company. While 2009 revenues decreased 7% from the previous year, revenues in the final quarter were up 5% year-over-year, with about 1.4% of that growth attributable to centers acquired over the last 12 months and 2.3% due to an increase in organic growth.

Annual profitability was achieved, in part, by reducing our center operating expenses from 54% to 50% of revenue. This expense reduction also provided a $4.7 million increase in our operating margin, from 0.4% in 2008 to 5.7% in 2009. We achieved this while our largest competitor reported a negative 1.5% operating margin from its North America operations over the same period.

A major event in 2009 was the divestiture of our Canadian unit for $23.1 million. This sale was a key component of our strategy in 2009 to focus our resources entirely on the opportunities we have identified in the United States. By significantly increasing working capital and improving our balance sheet with the proceeds, we addressed current needs and positioned the company to maximize these opportunities.

One of these opportunities has been the AARP Hearing Care Program, which is designed to address the concerns and confusion that prevent so many of AARP's 39+ million members from receiving treatment for their hearing loss. In the fall of 2009, we began the initial roll out of the program, marketing to AARP members near our company-owned centers in Florida and New Jersey via a direct mail campaign.

In February 2010, Pro Survey Solutions (PSS) completed an independent survey of AARP members who purchased hearing aids through the AARP Hearing Care Program. PSS reported that the survey results demonstrated "remarkably strong customer commitment and satisfaction levels." PSS also found that 89% of the respondents indicated 9 or 10 on a scale of 1 to 10 when asked, "How likely is it that you would recommend to a friend or colleague?" PSS considered this an "extremely high score," and "highlighted the overall satisfaction with the AARP Hearing Care Program."

Based on these positive findings, we then expanded the program offering to include select independent qualified hearing care providers in our existing nationwide network. Once we have a representative sample of patient outcomes from this initial network introduction, a similar survey will be conducted.

**Looking Ahead.** Assuming another positive survey outcome will be achieved with the initial network rollout of the AARP Hearing Care Program, we plan to announce the formal rollout of the program to our national network of more than 2,000 independent hearing care providers. By the end of 2010, we expect the program to be available to 60%-70% of AARP members across the nation.

We also anticipate AARP will begin officially endorsing the program through AARP and HearUSA co-branded member materials on AARP's website, as well as in member communications and national publications beginning in the third quarter of 2010. AARP's official endorsement of the program is very important, since research shows that next to their physician, seniors trust AARP's recommendations the most.

From an operational standpoint, it is important that we continue to keep our organization aligned with the company's vision and growth strategies.

So in 2010 and beyond, we are focusing on three major initiatives:

1. Increase awareness among the industry's key stakeholders and the public that hearing care is a medical necessity;
2. Provide the best quality of care through excellence in service; and
3. Ensure operational efficiencies.

Hearing care IS a medical necessity. Studies have linked untreated hearing loss to fatigue, stress and depression, avoidance of social situations, reduced job performance and earning power, and diminished health. Among seniors, hearing loss is the most prevalent medical condition, following arthritis and hypertension. While 95% of all Americans with hearing loss can be treated with hearing aids, only one person in five who could benefit from hearing aids uses them.

So, with the increased competition from internet sales and discount chains, it is important that we position hearing care as more than just the purchase of a device. For the best hearing care, the service aspect of our business is as important, if not more, than the hearing aid itself. A portion of our marketing budget will be dedicated to broadening public awareness of this important fact, and we are increasing our presence in the press, TV and internet through different initiatives. We believe the AARP Hearing Care Program will also significantly contribute to increasing public awareness.

Next, providing the best quality of care is the foundation of our philosophy. We have designed tools and programs to better measure the performance of our hearing care professionals and patient care coordinators from a quality perspective. Based on what we discover, we will provide them with better feedback and targeted training.

Operational efficiencies are our third, but not least, area of continued focus in 2010. We have structured our organization to handle additional top line growth with minimal incremental costs. This includes realigning our operational structure to allow our professionals to be more flexible and increase individual performance through better teamwork. We believe that most of the cost savings we generated in 2009 will remain for 2010. However, we are keeping our cost control program in place in order to identify and implement further areas of improvement.

While we believe we are in an overall strong position in 2010, our sales in the first quarter of 2010 have been disappointing, primarily as a result of a drop off in directed managed care business. We have taken action to address this issue from which we expect positive results.

Our positive outlook for 2010 remains supported by the simple fact that the market for hearing care continues to be underserved and is positioned to grow over the long term, driven by inevitable demographic growth and the improvements in hearing technology that continue to advance in quality, value, and ease-of-use.

We would like to thank our directors, our management team and our dedicated employees for their efforts that made 2009 a profitable year for HearUSA. We especially thank you, our loyal shareholders, for your continued confidence in us and HearUSA's promising future.

Sincerely,



Stephen J. Hansbrough
Chairman & Chief Executive Officer



Gino Chouinard
President & Chief Operations Officer

# PART I

## Item 1. Business

HearUSA, Inc. ("HearUSA" or the "Company"), was incorporated in Delaware on April 11, 1986, under the name HEARx Ltd., and formed HEARx West LLC, a fifty-percent owned joint venture with Kaiser Permanente, in 1998. In July of 2002, the Company acquired Helix Hearing Care of America Corp. ("Helix") and changed its name from HEARx Ltd. to HearUSA, Inc.

On April 27, 2009, the Company sold the assets of Helix Hearing Care of America Corp. and the stock of 3371727 Canada Inc., both indirect wholly owned subsidiaries of the Company. As a result of the sale, the Company no longer has operations in Canada.

At December 26, 2009, HearUSA had 180 company-owned hearing care centers in eleven states. The Company also sponsors a network of approximately 1,900 credentialed audiology providers that participate in selected hearing benefit programs contracted by the Company with employer groups, health insurers and benefit sponsors in 49 states. The center professionals and the network providers provide audiological testing, products and services for the hearing impaired.

### Products

HearUSA's centers provide a complete range of quality hearing aids, with emphasis on the latest digital technology along with assessment and evaluation of hearing. While the centers may order a hearing aid from nearly any manufacturer, the majority of the hearing aids sold by the centers are manufactured by Siemens Hearing Instruments, Inc. ("Siemens") and its subsidiary, Rexton. The Company has a supply agreement with Siemens for HearUSA centers. The Company has agreed to meet certain minimum percentages of the centers' hearing aid requirements with Siemens products. The centers also sell hearing aids manufactured by other manufacturers including Phonak, Oticon, Starkey, Sonic Innovations and Unitron. HearUSA's centers also offer a large selection of assistive listening devices and other products related to hearing care.

The hearing care network providers also provide hearing aids, assistive listening devices and other products related to hearing care as well as audiology services.

### AARP Hearing Program

HearUSA is also the administrator of the AARP Hearing Care program, designed to help millions of Americans aged 50+ who have hearing loss. HearUSA is the only hearing care program endorsed by the American Association of Retired Persons ("AARP").

### Managed Care, Institutional Contracts and Benefit Providers

Since 1991, the Company has entered into arrangements with institutional buyers relating to the provision of hearing care products and services. HearUSA believes that contractual relationships with institutional buyers of hearing aids are essential to the success of the Company's business plan. These institutional buyers include managed care companies, employer groups, health insurers, benefit sponsors, senior citizen buying groups and unions.

By developing contractual arrangements for the referral of patients, the plan members have access to standardized care and relationships with local area physicians are enhanced. Critical to providing care to members of these groups are the availability of distribution sites, quality and control and standardization of products and services. The Company believes its system of high quality, uniform company-owned centers meets the needs of the patients and their hearing benefit providers and that the network providers can expand available distribution sites for these patients. In the past few years, the Company has expanded its managed care contracts into areas serviced by the affiliated network providers.

HearUSA enters into provider agreements with benefit providers for the provision of hearing care using three different arrangements: (a) a discount arrangement on products and services which is payable by the member; (b) a fee for service arrangement which is partially subsidized by the sponsor and the member pays the balance; or (c) a per capita basis, which is a fixed payment per member per month from the benefit provider to HearUSA, determined by the benefit offered to the patient and the number of patients, and the balance, if any, paid by the individual member. When the agreement involves network providers, HearUSA pays the network provider an encounter fee, net of administration fees.

All contracts are for one calendar year and are and usually cancelable with usually ninety days or less notice by either party. The early termination of or failure to renew the agreements could adversely affect the operation of the centers located in the related market area.

The Company and its subsidiary, HEARx West, currently receive a per-member-per-month fee for more than 2 million managed care members. In total, HearUSA services over 500 benefit programs for hearing care with various health maintenance organizations, preferred provider organizations, insurers, benefit administrators and healthcare providers.

**Sales Development**

The Company provides sales development programs to assist its professionals in developing the necessary skills to perform successfully. By providing training on methods, techniques, trouble shooting, dispensing and counseling skills, the Company believes this department helps provide a better service to patients and improves key performance indicators such as conversion, binaural fitting rates and reduced return rates.

**Marketing**

HearUSA's marketing plan includes:

- Print media and Special Events: HearUSA utilizes a variety of print media, some for branding and others for lead generation. Brand ads promote the importance of hearing care while promoting the qualitative differences and advantages offered by HearUSA. Other print vehicles may be used for lead generation, and utilize specific images and headlines that evoke an immediate response for hearing aids at a variety of technology levels and prices that are competitive in applicable marketplace. In addition, the Company has been successful implementing a variety of special events in order to increase the number of hearing tests.

- Direct Marketing: Utilizing HearUSA's database, HearUSA conducts consistent, scheduled, customized direct mailings to all patients and prospects based on their status and purchasing patterns. Direct mail achieves top of mind awareness, ensures retention and promotes repeat business.

- Physician Awareness: HearUSA educates both physicians and their patients on the need for regular hearing testing as part of an overall health assessment and the importance of hearing aids and other assistive listening devices. HearUSA works to further its image as a provider of highly professional services, quality products for the hearing impaired, and comprehensive post-sale consumer education.

- Telemarketing: HearUSA has a domestic national call center, which supports all HearUSA centers. The national call center is responsible for both inbound calls from consumers and outbound lead generation. The Company uses a dialer system which has improved call center productivity and increased the number of qualified appointments in its centers.

**Facilities and Services**

Each HearUSA center is staffed by a licensed and credentialed audiologist or hearing instrument specialist and at least one office manager or patient care coordinator. Experienced audiologists supervise the clinical operations. The majority of the Company's centers are conveniently located in shopping or medical centers and the centers are typically 1,000 to 2,500 square feet in size. The Company's goal is to have all centers similar in design and exterior marking and signage, because a uniform appearance reinforces the message of consistent service and quality of care.

Each center provides hearing services that meet or exceed applicable state and federal standards, including:

- Comprehensive hearing testing using standardized practice guidelines
- Interactive hearing aid selection and fitting processes
- Aural rehabilitation and follow up care
- Standardized reporting and physician communications

In some markets, additional in-depth audiovestibular testing is also available to assist in the evaluation of auditory and vestibular disorders.

Each of the approximate 1,900 network providers operates independently from the Company. To ensure compliance with its hearing benefit programs, the Company performs annual credential verification for each of the network providers. The Company also performs random patient surveys on the quality of network providers' services.

**Revenues**

For the fiscal years 2009 and 2008, HearUSA net revenues were approximately $88.9 million and $95.3 million, respectively. During these years the Company did not have revenues from a single customer which totaled 10% or more of total net revenues. Financial information about revenues by geographic area is set out in Note 18 — Segments, Notes to Consolidated Financial Statements included herein.

**Segments**

The Company operates three business segments: the company-owned centers, the network of independent providers and an e-commerce business line. Financial information regarding these business segments is provided in Note 18 — Segments, Notes to Consolidated Financial Statements included herein.

**Centers**

At the end of 2009, the Company owned 180 centers in Florida, New York, New Jersey, Massachusetts, Ohio, Michigan, Missouri, North Carolina, Pennsylvania, South Carolina and California (through HEARx West). These centers offer patients a wide range of hearing care services and products, including diagnostic audiological testing, the latest technology in hearing aids and assistive listening devices to improve their quality of life.

The centers owned through HEARx West are located in California. HearUSA is responsible for the daily operation of the centers. All clinical and quality issues are the responsibility of a joint committee comprised of HearUSA and Kaiser Permanente clinicians. HEARx West centers concentrate on providing hearing aids and audiology testing to Kaiser Permanente's members and self-pay patients in the state of California. At the end of 2009, there were 30 full-time and 9 part-time HEARx West centers.

Under the terms of the joint venture agreement between the Company and Kaiser Permanente, HEARx West has the right of first refusal for any new centers in southern California; Atlanta, Georgia; Hawaii; Denver, Colorado; Portland, Oregon; Cleveland, Ohio; Washington, D.C. and Baltimore, Maryland. In addition, should HearUSA make a center acquisition in any of these markets, HEARx West has the right to purchase such center. Such a sale would be made at arm's length, with HEARx West paying HearUSA the fair market value for any of the centers it acquires.

**Network**

The Company sponsors a network of credentialed audiology providers that supports hearing benefit programs with employer groups, health insurers and benefit sponsors in 49 states.

Unlike the company-owned centers, the network is comprised of hearing care practices owned by independent practitioners. Through the network, the Company can pursue national hearing care contracts and offer managed hearing benefits in areas outside of the company-owned center markets. Revenues derived from the network are mainly from administrative fees paid by employer groups, health insurers and benefit sponsors to administer their benefits. In addition, the network provides Provider Advantage purchasing programs, whereby affiliated providers purchase products through HearUSA volume discounts and the Company receives royalties or rebates.

**E-commerce**

The Company offers online information about hearing loss, hearing aids, assistive listening devices and the services offered by hearing health care professionals. The Company's web site also offers online purchases of hearing-related products, such as batteries, hearing aid accessories and assistive listening devices.

**Distinguishing Features**

Integral to the success of HearUSA's strategy is increased awareness of the impact of hearing loss and the medical necessity of treatment, in addition to the enhancement of consumer confidence and the differentiation of HearUSA from other hearing care providers. To this end, the Company has taken the following unique steps:

***Utilization Review Accreditation Commission (URAC) Accreditation***

HearUSA has a three-year accreditation by the Utilization Review Accreditation Commission ("URAC"), an independent nonprofit organization which is a recognized leader in promoting health care quality. URAC provides a symbol of excellence for organizations to validate their commitment to quality and accountability and ensures that all stakeholders are represented in establishing meaningful quality measures for the entire health care industry.

***Center Management System, Medical Reporting and HearUSA Data Link***

The Company has developed a proprietary center management and data system called the Center Management System ("CMS"). CMS primarily has two functions: to manage patient information and to process point-of-sale customer transactions. The CMS system is hosted over a secured internet portal that links all locations with the corporate office. As the Company acquires new centers, a critical part of the integration process is the inclusion of the new center into the CMS.

The Company's corporate system is fully integrated with CMS to provide additional benefits and functionality that can be better supported centrally. Data redundancy is built into the system architecture as data are stored in a collocation environment utilizing datacenters in both Miami and Denver. The consolidated data repository is constructed to support future expected revenues and business units.

One of the outputs of CMS is a computerized reporting system that provides referring physicians the test results and recommended action for every patient examined by HearUSA staff in a company-owned center. Consistent with the Company's mission of increasing awareness of hearing conditions in the medical community, this reporting system makes hearing a part of the individual's health profile. Another unique aspect of CMS is its data mining capability which allows for targeted marketing to its customer base. The national call center also has the ability to access the CMS system and can schedule appointments real time in any HearUSA center.

**Competition**

The U.S. hearing care industry is highly fragmented with approximately 12,000 independent practitioners providing hearing care products and services. The Company competes on the basis of price and service and, as described above, tries to distinguish itself as a leading provider of hearing care to health care providers and the patients. The Company competes for the managed care customer on the basis of access, quality and cost.

It is difficult to determine the precise number of the Company's competitors in every market where it has operations, or the percentage of market share enjoyed by the Company. Some competitors are large distributors, including Amplifon of Italy, which owns a network of franchised centers (Miracle Ear and Amplifon Hearing Aid Centers) and company-owned centers (Sonus) in the United States and Canada, and Beltone Electronics Corp., a hearing aid manufacturer owned by GN Store Nord that distributes its products primarily through a national network of "authorized" distributors in the United States and Canada. Large discount retailers, such as Costco, also sell hearing aids and present a competitive threat in selected HearUSA markets. All of these companies have greater resources than HearUSA, and there can be no assurance that one or more of these competitors will not expand and/or change their operations to capture the market targeted by HearUSA.

The Company's network business will also face competition by companies offering similar network services. These companies attempt to aggregate demand for hearing products and sell marketing and other services to network participants. In addition, some of these networks are able to offer discounts to managed care payors, insurers and membership organizations. Many independent hearing care providers belong to more than one network. In addition, contract terms for membership are typically short and may be terminated by either party at will. There can be no assurance, however, that the largely fragmented hearing care market cannot be successfully consolidated by the establishment of co-operatives, alliances, confederations or the like, which would then compete more directly with HearUSA's network and its company-owned centers.

**Reliance on Manufacturers**

The Company's supply agreement with Siemens requires that at least 90% of the Company's hearing aid purchases will be of Siemens devices. Siemens has a well-diversified product line with a large budget devoted to research and development. However, there can be no guarantee that Siemens' technology or product line will remain desirable in the marketplace. Furthermore, if Siemens' manufacturing capacity cannot keep pace with the demand of HearUSA and other customers, HearUSA's business may be adversely affected. In the event of a disruption of supply from Siemens or another of the Company's current suppliers, the Company believes it could obtain comparable products from other manufacturers.

Few manufacturers offer dramatic product differentiation. HearUSA has not experienced any significant disruptions in supply in the past.

**Regulation**

***Federal***

The practice of audiology and the dispensing of hearing aids are not presently regulated on the federal level in the United States, except to the extent that those services are governed by the Center for Medicare and Medicaid Services. The United States Food and Drug Administration ("FDA") is responsible for monitoring the hearing care industry. The FDA enforces regulations that deal specifically with the manufacture and sale of hearing aids. FDA requires that all dispensers meet certain conditions relating to suitability of the patient for hearing aids and the advisability of medical evaluation prior to being fitted with a hearing aid. Before selling a hearing aid the FDA requires that first time hearing aid purchasers receive medical clearance from a physician prior to purchase; however, patients may sign a waiver in lieu of a physician's examination. The FDA has mandated that states adopt a return policy for consumers allowing for the return of products, generally within 30 days. HearUSA offers all its customers a full 30-day, or longer, return period or the return period under applicable state guidelines. For patients who participate in the family hearing counseling program, the return period is extended to 60 days, and for patients who are members of AARP, the return period is extended to 90 days. FDA regulations require hearing aid dispensers to provide customers with certain warnings and statements regarding the use of hearing aids. Also, the FDA requires hearing aid dispensers to review instructional manuals for hearing aids with patients before the hearing aid is purchased.

A portion of the Company's revenues comes from participation in Medicare and Medicaid. Medicare is a federally funded health insurance program for the elderly and disabled. The Medicare fee-for-service program does not generally provide reimbursement to HearUSA. However, many Medicare managed care plans, known as Medicare Advantage plans, provide reimbursement for hearing aids. The recently passed health care reform legislation changes the way in which payments are made to Medicare Advantage plans. There can be no assurance that the Medicare Advantage plans with which the Company contracts will continue to participate in Medicare Advantage or will continue to cover hearing aids for their members. Medicaid is a joint state-federal health insurance program for low-income individuals and individuals with disabilities. Medicaid coverage of hearing aids varies from state to state.

Subject to certain statutory and regulatory exceptions, the federal "anti-kickback" law prohibits the knowing and willful offer or payment of any remuneration to induce or reward the referral of an individual or the purchase, lease or order (or the arranging for or recommending of the purchase, lease or order) of healthcare items or services paid for in whole or in part by Medicare, Medicaid or other government-funded healthcare programs (including both traditional Medicaid fee-for-service programs as well as Medicaid managed care programs). Violation of the federal anti-kickback statute could subject the Company to criminal and/or civil penalties including suspension or exclusion from Medicare and Medicaid programs and other government-funded healthcare programs. The Company's management carefully considers the importance of the anti-kickback law when structuring its operations, and believes that it is in compliance with these laws.

A range of federal civil and criminal laws target false claims and fraudulent billing activities. One of the most significant is the Federal False Claims Act (the "False Claims Act"), which imposes civil penalties for knowingly making or causing to be made false claims in order to secure a reimbursement from government-sponsored programs, such as Medicare and Medicaid. Investigations or actions commenced under the False Claims Act may be brought either by the government or by private individuals on behalf of the government, through a "whistleblower" or "qui tam" action. The False Claims Act authorizes the payment of a portion of any recovery to the individual bringing suit. Such actions are initially required to be filed under seal pending their review by the DOJ. If the government intervenes in the lawsuit and prevails, the whistleblower (or plaintiff filing the initial complaint) may share with the Federal Government in any settlement or judgment. If the government does not intervene in the lawsuit, the whistleblower plaintiff may pursue the action independently. The False Claims Act generally provides for the imposition of civil penalties and for treble damages, resulting in the possibility of substantial financial penalties for small billing errors that are replicated in a large number of claims, as each individual claim could be deemed to be a separate violation of the False Claims Act.

The False Claims Act also has been used by the federal government and private whistleblowers to bring enforcement actions under the federal anti-kickback statute. Such actions are not based on a contention that an entity has submitted claims that are facially invalid. Instead, such actions are based on the theory that when an entity submits a claim, it either expressly or impliedly certifies that it has provided the underlying services in compliance with applicable laws, and therefore that services provided and billed for during an anti-kickback statute violation result in false claims, even if such claims are billed accurately for appropriate and medically necessary services. The availability of the False Claims Act to enforce alleged fraud and abuse violations has increased the potential for such actions and which often are costly and time-consuming to defend, to be brought.

The Health Insurance Portability and Accountability Act of 1996 ("HIPAA") requires the use of uniform electronic data transmission standards for health care claims and payment transaction submitted or received electronically. On April 14, 2003 the U.S. Department of Health and Human Services ("HHS") issued final regulations regarding the privacy of individually identifiable health information (the "Privacy Regulations") pursuant to HIPAA. The Privacy Regulations are designed to protect the medical information of a healthcare patient or health plan enrollee that could be used to identify the individual, known as protected health information ("PHI"). The Privacy Regulations apply directly to certain entities known as "covered entities," which include health plans, health care clearinghouses and healthcare providers who conduct certain healthcare transactions electronically. In addition, the Privacy Regulations require covered entities to enter into contracts requiring their "business associates" to agree to certain restrictions regarding the use and disclosure of PHI. The Privacy Regulations apply to PHI maintained in any format, including both electronic and paper records, and impose extensive restrictions on the way in which covered entities (and indirectly their business associates) may use and disclose PHI. In addition, the Privacy Regulations also give patients significant rights to understand and control how their PHI is used and disclosed. Often, use and disclosure of PHI must be limited to the minimum amount necessary to achieve the purpose of the use or disclosure.

HHS also promulgated rules governing transaction standards and code sets issued by HHS pursuant to HIPAA (the "Transactions Standards") that were effective October 16, 2003. The Transactions Standards establish uniform standards to be utilized by covered entities in the electronic transmission of health information in connection with certain common healthcare financing transactions, such as healthcare claims.

Under the Transactions Standards, any party transmitting or receiving health transactions electronically must send and receive data in a single format, rather than the large number of different data formats currently used.

In addition, in February 2003, HHS issued final regulations governing the security of PHI pursuant to HIPAA (the "Security Standards"). The Security Standards impose substantial requirements on covered entities and their business associates regarding the storage, utilization of, access to and transmission of electronic PHI.

The requirements imposed by the Privacy Regulations, the Transactions Standards, and the Security Standards are extensive and have required substantial cost and effort to assess and implement. The Company has taken and will continue to take steps that it believes are reasonable to ensure that its policies and procedures are in compliance with the Privacy Regulations, the Transactions Standards and the Security Standards.

On February 17, 2009, the American Recovery and Reinvestment Act of 2009 ("ARRA") was enacted, and included Title XIII, the Health Information Technology for Economic and Clinical Health Act (the "HITECH Act"). The HITECH Act modified certain provisions of the HIPAA Privacy and Security Rules, and included additional requirements meant to protect the privacy and security of health information, including, but not limited to, a new federal breach notification obligation applicable to HIPAA covered entities and their business associates. HHS, as required by the HITECH Act, has issued a regulation setting forth the breach notification obligations applicable to covered entities and their business associates (the "HHS Breach Notification Rule"). The various requirements of the HITECH Act and the HHS Breach Notification Rule have different compliance dates, some of which have passed and some of which will occur in the future. With respect to those requirements whose compliance dates have passed, the Company believes that it is in compliance with these provisions. With respect to those requirements whose compliance dates are in the future, the Company is in the process of implementing these new requirements or has done so already, and believes that it will be in compliance with these requirements on or before the applicable compliance date.

The Federal Trade Commission ("FTC") issued the amended Telemarketing Sales Rule on January 29, 2003. The amended rule gave effect to the Telemarketing and Consumer Fraud and Abuse Prevention Act. This legislation gave the FTC and state attorneys general law enforcement tools to combat telemarketing fraud, gave consumers added privacy protections and defenses against unscrupulous telemarketers, and was intended to help consumers tell the difference between fraudulent and legitimate telemarketing. One significant provision of the Telemarketing Sales Rule was the prohibition on calling consumers who have put their telephone numbers on the national "Do Not Call" registry unless one of several exceptions is applicable to the call or to the consumer. Other FTC guidelines pertinent to the Company involve professional business practices relating to issues such as transmitting the caller's telephone number on caller ID, abandoning calls and speaking to consumers in a non-professional manner.

On July 25, 2003 the Federal Communications Commission issued a revised Final Rule Implementing the Telephone Consumer Protection Act of 1991 ("TCPA Rule"). The original TCPA Rule, issued in 1992, required telemarketers to honor all requests by a consumer that the telemarketer not make future calls on behalf of a specified seller to that consumer, restricted the use of recorded messages in telemarketing, and prohibited unsolicited commercial facsimile transmissions. The revised TCPA Rule prohibits telemarketing calls to telephone numbers on the national "Do Not Call" registry unless one of several exceptions is applicable to the call or consumer, and also contains provisions similar to those in the revised Telemarketing Sales Rule regarding the transmission of caller ID and abandoned calls. Among other provisions, the revised TCPA rule prohibits the uses of predictive dialers to place telephone calls to cellular telephones. The Company adheres to policies set forth by the FTC and the FCC, and has established policies and practices to ensure its compliance with FTC and FCC regulations, including the requirements related to the national "Do Not Call" registry.

In addition, the FTC is responsible for monitoring the business practices of hearing aid dispensers and vendors. The FTC can take action against companies that mislead or deceive consumers. FTC regulations also require companies offering warranties to fully disclose all terms and conditions of their warranties.

The FTC is also engaged in enforcement relating to the protection of sensitive customer data. The FTC has announced a program of enforcement actions to ensure that businesses implement reasonable data security practices to protect sensitive consumer data such as Social Security numbers.

The FTC, the federal bank regulatory agencies, and the National Credit Union Administration ("NCUA") have issued regulations ("the Red Flags Rules") requiring financial institutions and creditors to develop and implement written identity theft prevention programs, as part of the Fair and Accurate Credit Transactions (FACT) Act of 2003. The implementation date for the Red Flags Rules has been delayed several times, with the current effective date being June 1, 2010. Under the Rule, financial institutions and creditors with covered accounts must have identity theft prevention programs in place by November 1, 2008, and must provide for the identification, detection, and response to patterns, practices, or specific activities — known as "red flags" — that could indicate identity theft to identify, detect, and respond to patterns, practices, or specific activities that could indicate identity theft. The Company has such a policy.

The CAN-SPAM Act of 2003 regulates commercial electronic mail on a nationwide basis. It imposes certain requirements on senders of commercial electronic mail. The Company adheres to the law by properly representing the nature of its commercial email messages in the subject line, not tampering with source and transmission information in the email "header," and obtaining email addresses through lawful means. The Company adheres to the specific disclosure requirements of the law by including a physical mail address and a clearly identified and conspicuous "opt-out" mechanism in all commercial email. The Company honors all consumer requests to stop receiving future commercial emails in a timely manner.

The Company cannot predict the effect of future changes in federal laws, including changes that may result from proposals for federal health care reform, or the impact that changes in existing federal laws or in the interpretation of those laws might have on the Company. The Company believes it is in material compliance with all existing federal regulatory requirements.

***State***

State regulations of the hearing care industry exist in every state and are concerned primarily with the formal licensure of audiologists and those who dispense hearing aids, including procedures involving the fitting and dispensing of hearing aids. There can be no assurance that regulations will not exist in jurisdictions in which the Company plans to open centers or will not be promulgated in states in which the Company currently operates centers which may have a material adverse effect upon the Company. Such regulations might include more stringent licensure requirements for dispensers of hearing aids, inspections of centers for the dispensing of hearing aids and the regulation of advertising by dispensers of hearing aids.

Many states have laws and regulations that impose additional requirements related to telemarketing and to the use of commercial email. These include telemarketing registration requirements and anti-fraud protections related to telemarketing and email. In some cases, state laws and regulations may be more restrictive than federal laws and regulations.

State regulation may include the oversight of the Company's advertising and marketing practices as a provider of hearing aid dispensing services. The Company's advertisements and other business promotions may be found to be in violation of these regulations from time to time, and may result in fines or other sanctions, including the prohibition of certain marketing programs that may ultimately harm financial performance.

The Company employs licensed audiologists and hearing aid dispensers. Under the regulatory framework of certain states, business corporations are not able to employ audiologists or offer hearing services. California has such a law, restricting the employment of audiologists to professional corporations owned by audiologists or similar licensees. The Company believes, however, that because the State of California's Department of Consumer Affairs has indicated that speech-language pathologists may be employed by business corporations, the Company may employ audiologists. The similarity of speech-language pathology to audiology, and the fact that speech-language pathologists and audiologists are regulated under similar statutes and regulations, leads the Company to believe that business corporations and similar entities may employ audiologists. No assurance can be given that the Company's interpretation of California's laws will be found to be in compliance with laws and regulations governing the corporate practice of audiology or, if its activities are not in compliance, that the legal structure of the Company's California operations can be modified to permit compliance.

In addition, state laws prohibit any remuneration for referrals, similar to federal laws discussed above.

Generally, these laws follow the federal statues described above. State laws also frequently impose sanctions on businesses when there has been a breach of security of sensitive customer information.

Regulatory schemes in some states require the licensing or registration of the Company's provider networks, for example as a preferred provider organization, preferred provider program administrator, or independent practice association. The Company has obtained and maintains licenses and registrations for those states which it believes require such licensure or registration; however, such laws often change and such changes may subject the Company to additional requirements. In addition, many states have licensing requirements for third party administrators ("TPA") or other similar entities that process or adjudicate claims on behalf of members of managed care plans ("Plans"). It is the position of the Company that the ministerial services it performs on behalf of the Plans is limited to pass-through repricing for designated services and does not involve the type of discretionary authority consistent with a claims adjudication activity for which a TPA license or registration would be required. No assurance can be given that any given state will not challenge the Company's interpretation of the state's laws and regulations. Finally, many states have established parameters for licensing or registration of risk bearing provider networks. Although the Company has determined that such licensure or registration is not required for its activities, it cannot provide assurance that such states will not challenge that conclusion.

The California Department of Managed Health Care ("DMHC") has taken the position that discount health care plans fall within the regulatory authority of DMHC and has published proposed regulations to require discount health care plans to be licensed by DMHC. The regulations would also require major changes in the operations of discount health plans. The Company does not know whether these regulations will be adopted as proposed, modified or abandoned. The Company intends to continue operating its business in California and will make a determination with respect to its obligations under the California regulations when such regulations become final.

The Company believes it is in material compliance with all applicable state regulatory requirements. However, the Company cannot predict future state legislation which may affect its operations in the states in which it does business, nor can the Company assure that interpretations of state law will remain consistent with the Company's understanding of those laws as reflected through its operations.

**Product and Professional Liability**

In the ordinary course of its business, HearUSA may be subject to product and professional liability claims alleging the failure of, or adverse effects claimed to have been caused by products sold or services provided by the Company. The Company maintains insurance at a level which the Company believes to be adequate. A successful claim in excess of the policy limits of the Company's liability insurance, however, could adversely affect the Company. As the distributor of products manufactured by others, the Company believes it would properly have recourse against the manufacturer in the event of a product liability claim; however, there can be no assurance that recourse against a manufacturer by the Company would be successful or that any manufacturer will maintain adequate insurance or otherwise be able to pay such liability.

**Seasonality**

The Company is subject to regional seasonality, the impact of which is minimal.

**Employees**

At December 26, 2009, HearUSA had 506 full-time employees and 59 part-time employees.

**Where to Find More Information**

The Company makes information available free of charge on its website ( *www.hearusa.com* ). Through the website, interested persons can access the Company's annual report on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K after such material is electronically filed with the SEC. In addition, interested persons can access the Company's code of ethics and other governance documents on the Company's website.

# PART II

## Item 5. Market for Registrant's Common Equity and Related Stockholder Matters

The common stock of the Company is traded on the NYSE Amex (or AMEX) under the symbol "EAR". As of March 12, 2010, the Company had 44,883,737 shares of common stock outstanding. The closing price on March 12, 2010 was $1.48 for the common stock. The following table sets forth the high and low sales prices for the common stock as reported by the NYSE Amex for the fiscal quarters indicated:

| | Common Stock | |
|---|---|---|
| **Fiscal Quarter** | **High** | **Low** |
| 2009 | | |
| Fourth | $ 1.69 | $ 1.20 |
| Third | $ 1.39 | $ 0.56 |
| Second | $ 0.95 | $ 0.36 |
| First | $ 0.75 | $ 0.38 |
| 2008 | | |
| Fourth | $ 1.32 | $ 0.22 |
| Third | $ 1.76 | $ 1.21 |
| Second | $ 1.82 | $ 1.15 |
| First | $ 1.58 | $ 1.04 |

As of March 12 2010, there were 1,117 holders of record of the common stock.

## Dividend Policy

HearUSA has never paid and does not anticipate paying any dividends on the common stock in the foreseeable future but intends to retain any earnings for use in the Company's business operations. Payment of dividends is restricted under the terms of the Company's credit agreement, as amended, with Siemens.

The following table sets forth certain information regarding the Company's equity compensation plans as of December 26, 2009:

**Equity Compensation Plan Information**

| Plan Category | Number of Securities to Be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a) | Weighted Average Exercise Price of Outstanding Options, Warrants and Rights (b) | Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) |
|---|---|---|---|
| Equity compensation plans approved by security holders | 6,558,930 | $ 1.16 | 1,828,500 |
| Equity compensation plans not approved by security holders | 100,000[1] | $ 0.35 | --- |
| Total equity compensation plans approved and not approved by security holders | 6,658,930 | $ 1.16 | 1,828,500 |

(1) Consists of non-employee director options granted on April 1, 2003 outside of the Non Employee Director Plan at an exercise price of $0.35, which was equal to the closing price of the Common Stock as reported on the NYSE Amex (formerly American Stock Exchange) on the grant date. The options vested after one year and have a ten-year life.

The graph below matches HearUSA's cumulative 5-Year total shareholder return on common stock with the cumulative total returns of the NYSE Amex Composite index, and a customized peer group of fifty companies listed in footnote 1 below. The graph tracks the performance of a $100 investment in our common stock, in the peer group, and the index (with the reinvestment of all dividends) from 12/31/2004 to 12/31/2009.

**COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN***

Among HearUSA, Inc., The NYSE Amex Composite Index
And A Peer Group


$200
$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
12/04
12/05
12/06
12/07
12/08
12/09
HearUSA, Inc.
NYSE Amex Composite
Peer Group

*$100 invested on 12/31/04 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

(1) The company's customized peer group includes fifty companies which are: Abbott Laboratories, Affymetrix Incorporated, Allergan Inc, American Medical Systems Holdings Inc, Baxter International Inc, Beckman Coulter Inc, Becton Dickinson & Company, Boston Scientific Corp., Bristol Myers Squibb Company, Cardinal Health Inc, Celera Corp., Cigna Corp., Community Health Systems Inc, Corvel Corp., Covance Inc, CR Bard Inc, Davita Inc, Dionex Corp., ELI Lilly & Company, Express Scripts Inc, Forest Laboratories Inc, Greatbatch Inc, Health Management Associates Inc, Health Net Inc, Healthsouth Corp., Humana Inc, Johnson & Johnson, Life Technologies Corp., Lifepoint Hospitals Inc, Magellan Health Services, Medtronic Inc, Merck & Company Inc, Perkinelmer Inc, Pfizer Inc, St. Jude Medical Inc, Stryker Corp., Symyx Technologies Inc, Techne Corp., Tenet Healthcare Corp., Thermo Fisher Scientific Inco, Unitedhealth Group Inc, Universal Health Services Inc, Valeant Pharmaceuticals International, Varian Medical Systems Inc, Waters Corp., Wellpoint Inc, Astrazeneca PLC, Fresenius Medical Care AG, Glaxosmithkline PLC and TLC Vision Corp.

| | 12/04 | 12/05 | 12/06 | 12/07 | 12/08 | 12/09 |
|---|---|---|---|---|---|---|
| **HearUSA, Inc.** | 100.00 | 82.42 | 80.00 | 81.82 | 32.12 | 90.30 |
| **NYSE Amex Composite** | 100.00 | 125.80 | 150.40 | 178.95 | 108.56 | 147.27 |
| **Peer Group** | 100.00 | 105.43 | 115.05 | 121.38 | 91.42 | 108.21 |

*The stock price performance included in this graph is not necessarily indicative of future stock price performance*

## Item 6. Selected Financial Data

The following selected financial data of the Company should be read in conjunction with the consolidated financial statements and notes thereto and the following Management's Discussion and Analysis of Financial Condition and Results of Operations. The financial data set forth on the following pages have been derived from the audited consolidated financial statements of the Company.

### Consolidated Statement of Operations Data:

| | Year Ended | | | | |
|---|---|---|---|---|---|
| **Dollars in Thousands** | **December 26, 2009** | **December 27, 2008** | **December 29, 2007** | **December 30, 2006** | **December 31, 2005** |
| **Total net revenues** | $ 88,934 | $ 95,297 | $ 89,095 | $ 79,081 | $ 68,335 |
| **Income from operations** [(1)] [(2)] | 5,087 | 390 | 3,874 | 2,345 | 2,559 |
| Non-operating income: | | | | | |
| Gain on foreign exchange [(3)] | 585 | — | — | — | — |
| Gain from insurance settlement [(4)] | 68 | — | — | 203 | 430 |
| Gain on settlement of intangible asset [(5)] | — | 981 | — | — | — |
| Interest income | 27 | 42 | 164 | 152 | 54 |
| Interest expense [(6)] | (4,791) | (5,678) | (7,929) | (5,955) | (4,644) |
| Income tax expense | (880) | (832) | (595) | (308) | (1,413) |
| **Income (loss) from continuing operations** | 96 | (5,097) | (4,486) | (3,563) | (3,014) |
| **Income from discontinued operations attributable to HearUSA, Inc. common stockholders** | 1,031 | 3,156 | 2,682 | 1,022 | 750 |
| **Gain on sale of assets, net of income tax attributable to HearUSA, Inc. common stockholders** | 931 | — | — | — | — |
| **Net income (loss)** | 2,058 | (1,941) | (1,804) | (2,541) | (2,264) |
| **Income from noncontrolling interest** | (544) | (1,260) | (1,478) | (633) | — |
| **Net income (loss) attributable to HearUSA, Inc.** | 1,514 | (3,201) | (3,282) | (3,174) | (2,264) |
| **Net income (loss) applicable to HearUSA, Inc. common stockholders** | 1,378 | (3,340) | (3,419) | (3,312) | (2,965) |
| **Income (loss) per common share attributable to HearUSA, Inc's common stockholders:** | | | | | |
| Basic and diluted, loss from continuing operations | (0.01) | (0.17) | (0.17) | (0.13) | (0.12) |
| Basic and diluted, income from discontinued operations | 0.04 | 0.08 | 0.08 | 0.03 | 0.03 |
| Basic and diluted, income (loss) | 0.03 | (0.09) | (0.09) | (0.10) | (0.09) |

(1) Income from operations in 2009, 2008, 2007 and 2006 includes approximately $981,000, $849,000, $606,000 and $976,000, respectively of non-cash stock-based compensation expense.

(2) Income from operations includes approximately $801,000, $1.1 million, $896,000, $815,000 and $618,000, in 2009, 2008, 2007, 2006 and 2005, respectively, of intangible assets amortization.

(3) Gain on foreign exchange is a result of the Canadian asset sale in April 2009. The Company plans to repatriate its remaining investment in its Canadian operations. Therefore, gains and losses on foreign

currency exchange related to the Company's net investment remaining in its Canadian operations after the asset sale will be recognized in continuing operations.

(4) The gain from insurance settlement is from insurance proceeds and final payment resulting from property damages insurance claims sustained by a California hearing care center in 2009, and hurricane damages insurance claims sustained by Florida hearing care centers in 2005 and 2004.

(5) The gain on settlement of intangible asset is the result of the December 22, 2008 Amendment to the license agreement with AARP, which restructured the payment terms, eliminating the $7.6 million annual license payment.

(6) Interest expense includes approximately $314,000, $380,000 and $117,000 of non-cash interest expense on discounted notes payable in 2009, 2008 and 2007, $170,000 of non-cash interest expense in related to recording warrants at their fair market value in 2009, $763,000 of non-cash interest expense on long-term contractual commitment to AARP in 2008, $122,000, $3.5 million, $2.7 million and $2.5 million in 2008, 2007, 2006 and 2005, respectively, of non-cash debt discount amortization (including $1.4 million in 2007 due to the reduction in the price of warrants related to the 2003 convertible subordinated notes) and approximately $319,000 and $513,000 in 2006 and 2005, respectively, of non-cash decreases in interest expense related to a decrease in the fair market value of the warrant liability.

**Balance Sheet Data:**

| | As of | | | | |
|---|---|---|---|---|---|
| **Dollars in Thousands** | **December 26, 2009** | **December 27, 2008** | **December 29, 2007** | **December 30, 2006** | **December 31, 2005** |
| Total assets | $ 91,313 | $ 100,601 | $ 100,542 | $ 83,276 | $ 71,044 |
| Working capital deficit [(1)] | (1,830) | (5,773) | (14,791) | (14,263) | (3,549) |
| Long-term debt: | | | | | |
| Long-term debt, net of current maturities | 36,139 | 49,099 | 36,499 | 28,599 | 19,970 |
| Convertible subordinated notes and subordinated notes, net of debt discount of $278,000, $2,078,000 and $5,444,000 in 2006, 2005 and 2004, respectively | — | — | — | 3,762 | 6,222 |

(1) Includes approximately $2.5 million, $2.7 million, $2.6 million, $3.5 million and $2.2 million in 2009, 2008, 2007, 2006 and 2005, respectively, representing the current maturities of the long-term debt to Siemens which may be repaid through rebate credits and approximately $2.5 million and $652,000, net of debt discount, in 2006 and 2005, respectively, related to the $7.5 million convertible subordinated notes.

## Item 7. Management's Discussion and Analysis of Results of Operations and Financial Condition

### General

The Company focused on profitability and cash flow during 2009 in light of the difficult conditions in the U.S. economy. Pricing, marketing and staffing adjustments made by the Company in 2009 significantly increased profitability and cash flow while having a slightly detrimental impact on sales. The Company also temporarily suspended its acquisition program in response to the downturn in the economy. The Company plans to renew its acquisition program in 2010. The current insurance market has caused many consumers and managed care providers to reassess benefits. Some plans have reduced or eliminated benefits for 2010. This will have a negative impact on revenues and margins. The Company is actively adding additional managed care contracts to offset these losses.

In April 2009, the Company sold the assets of Helix Hearing Care of America Corp. and the stock of 3371727 Canada Inc., both indirect wholly owned subsidiaries of the Company, for cash consideration of approximately $23.1 million, plus assumption of certain balance sheet liabilities, which resulted in a gain on sale of approximately $931,000, net of applicable tax, for the year ended December 26, 2009. As a result of the sale, the operations of the Canadian division are presented as discontinued operations.

In August 2009, the Company launched the initial phase of a hearing care program designed exclusively for AARP members. The program was made available to AARP members in Florida and New Jersey in the fourth quarter of 2009 and is expected to be extended to AARP members in all 50 states and the U.S. territories eventually. This relationship offers a unique opportunity to better serve the hearing care needs of America's fifty-plus population through AARP's members.

### Results of Operations

***2009 compared to 2008 (in Thousands of Dollars)***

### Revenues

| Dollars in Thousands | 2009 | 2008 | Change | % Change |
|---|---|---|---|---|
| Hearing aids and other products | $ 81,086 | $ 88,306 | $ (7,220) | (8.2)% |
| Services | 7,848 | 6,991 | 857 | 12.3% |
| **Total net revenues** | **$ 88,934** | **$ 95,297** | **$ (6,363)** | **(6.7)%** |

| | 2009 | 2008 | Change | Change |
|---|---|---|---|---|
| Revenues from centers acquired in 2008 [(1)] | $ 1,887 | $ — | $ 1,887 | 2.0% |
| Revenues from centers acquired in 2009 | 1,182 | — | 1,182 | 1.2% |
| **Revenues from acquired centers** | **3,069** | **—** | **3,069** | **3.2%** |
| **Revenues from comparable centers [(2)]** | **85,109** | **95,297** | **(10,188)** | **(10.7)%** |
| **Revenues from contract services [(3)]** | **756** | **--** | **756** | **0.8%** |
| **Total net revenues** | **$ 88,934** | **$ 95,297** | **$ (6,363)** | **6.7%** |

(1) Represents that portion of revenues from the 2008 acquired centers recognized for those acquisitions that had less than one full year of revenues recorded in 2008 due to the timing of their acquisition.

(2) Also includes revenues from the network business segment.

(3) Represents fees earned pursuant to the support agreement entered into upon the sale of our Canadian operations. (see Note 3 — Discontinued Operations, Notes to Consolidated Financial Statements included herein):

The $7.2 million or 8.2% decrease in hearing aids and other product revenue compared to 2008 is principally a result of a decline in organic revenue caused by the current economic slow-down and steps taken by the Company to increase profitability. The Company has reduced the number of discounts offered, increased some prices and reduced marketing expenditures and center staffing. The actions taken have significantly increased profitability but have had a slightly detrimental impact on revenues. The 12.3% increase in service revenues is due to $756,000 of contract service revenue earned pursuant to the support agreement entered into upon the sale of our Canadian operations in 2009.

**Cost of Products Sold and Services**

| **Dollars in Thousands** | **2009** | **2008** | **Change** | **%** |
|---|---|---|---|---|
| Hearing aids and other products | $ 20,224 | $ 23,792 | $ (3,568) | (15.0)% |
| Services | 1,733 | 2,116 | (383) | (18.1)% |
| **Total cost of products sold and services** | **$ 21,957** | **$ 25,908** | **$ (3,951)** | **(15.3)%** |
| **Percent of total net revenues** | **24.7%** | **27.2%** | **(2.5)%** | **(9.2)%** |

The cost of products sold includes the effect of rebate credits earned under our agreement with Siemens. (see Note 7 — Long-term Debt, Notes to Consolidated Financial Statements included herein).

The following table reflects the components of the Siemens' rebate credits which are included in cost of products sold for hearing aids (see Note 7 — Long-term Debt, Notes to Consolidated Financial Statements included herein):

| **Dollars in Thousands** | **2009** | **2008** | **Change** | **%** |
|---|---|---|---|---|
| Rebates offsetting base required payments on Tranche C | $ 2,000 | $ 2,000 | $ — | — |
| Volume rebates used to reduce Tranche C principal | 821 | 1,099 | (278) | (25.3)% |
| Rebates offsetting required payments on Tranche B for purchases made by acquired centers | 599 | 684 | (85) | (12.4)% |
| Rebates offsetting interest on Tranches B and C | 3,815 | 2,832 | 983 | 34.7% |
| **Total rebate credits** | **$ 7,235** | **$ 6,615** | **$ 620** | **9.4%** |
| **Percent of total net revenues** | **8.1%** | **6.9%** | **1.2%** | **17.4%** |

The $278,000 reduction in volume rebates earned was due to a decline in Siemens units purchased. The $983,000 increase in interest forgiven is due to an increase in Siemens indebtedness and the fact that all interest on Siemens debt is now subject to rebate as a result of the December 23, 2008 amendments. Cost of products sold as a percent of total net revenues before the impact of the Siemens rebate credits was 33.1% in 2009 compared to 34.1% in 2008. The decline is the result of product mix, a reduction in discounting and increases in prices charged on select product lines.

### Expenses

| Dollars in Thousands | | 2009 | | 2008 | | Change | % |
|---|---|---|---|---|---|---|---|
| **Center operating expenses** ....................... | **$** | **44,152** | **$** | **51,365** | **$** | **(7,213)** | **(14.0)%** |
| Percent of total net revenues ....................... | | 49.6% | | 53.9% | | (4.3)% | (8.0) |
| **General and administrative expenses**...... | **$** | **15,421** | **$** | **15,148** | **$** | **273** | **1.8%** |
| Percent of total net revenues ....................... | | 17.3% | | 15.9% | | 1.4% | 8.8 |
| **Depreciation and amortization**................. | **$** | **2,317** | **$** | **2,486** | **$** | **(169)** | **(6.8)%** |

The $7.2 million decrease in center operating expenses in 2009 as compared with 2008 is primarily attributable to staff reductions and temporary salary decreases put into effect in May of 2009 and other cost saving measures. These actions resulted in reductions of approximately $3.0 million in staffing costs, $961,000 in other center operating expenses, $2.9 million in gross marketing costs and approximately $1.0 million in regional management expense. Incentive compensation also decreased by approximately $1.8 million as a result of the decline in revenues and changes to compensation arrangements. These decreases were partially offset by additional expenses of approximately $1.9 million related to acquired centers owned less than twelve months and approximately $679,000 of costs related to our AARP program. The 2009 operating expenses of the acquired centers were 62.1% of the related net revenues. The temporary salary decreases put into effect in 2009 were reversed for most employees in January 2010.

General and administrative expenses increased by approximately $273,000 in 2009 as compared to 2008. This is primarily the result of increases in incentive compensation of approximately $524,000, professional and independent consulting fees of approximately $180,000, increase in stock-based compensation expense of approximately $252,000 and other costs of approximately $148,000, mostly offset by approximately $811,000 of severance costs incurred in 2008.

### Gain on Foreign Exchange

As a result of the Canadian asset sale in April 2009, the Company plans to repatriate its remaining investment in its Canadian operations. Therefore, gains and losses on foreign currency exchange related to the Company's net investment remaining in its Canadian operations after the asset sale will be recognized in continuing operations. The Company recognized a $585,000 foreign currency gain in 2009.

### Interest Expense

| Dollars in Thousands | 2009 | 2008 | Change | % |
|---|---|---|---|---|
| Notes payable from business acquisitions and others [1] | $ 976 | $ 901 | $ 75 | 8.3% |
| Long-term contractual commitment to AARP [2] | — | 763 | (763) | (100.0)% |
| Siemens Tranches B and C – interest forgiven [3] | 3,815 | 2,832 | 983 | 34.7% |
| Siemens Tranche D | — | 935 | (935) | (100.0)% |
| 2005 Subordinated Notes [4] | — | 247 | (247) | (100.0)% |
| **Total interest expense** | **$ 4,791** | **$ 5,678** | **$ (887)** | **(15.6)%** |

| | 2009 | 2008 | Change | % |
|---|---|---|---|---|
| Total cash interest expense [5] | $ 492 | $ 1,581 | $ (1,089) | (68.9)% |
| Total non-cash interest expense [6] | 4,299 | 4,097 | 202 | 4.9% |
| **Total interest expense** | **$ 4,791** | **$ 5,678** | **$ (887)** | **(15.6)%** |

(1) Includes $314,000 and $380,000 in 2009 and 2008, respectively, of non-cash interest expense related to recording of notes at their present value by discounting future payments to market rate of interest (see Note 7 — Long-term Debt, Notes to Consolidated Financial Statements included herein) and $170,000 of non-cash interest expense in 2009 related to recording warrants at their fair market value.

(2) Represents non-cash interest expense related to the recording of long-term contractual commitment to AARP at its present value by discounting future payments to market rate of interest. The agreement giving rise to this non-cash expense was subsequently amended in 2008 to eliminate this expense. See "Gain on Restructuring of Contract," below.

(3) The interest expense on Tranches B and C is forgiven by Siemens as long as the minimum purchase requirements are met. A corresponding rebate credit is recorded as a reduction of the cost of products sold (see Note 7 — Long-term Debt, Notes to Consolidated Financial Statements included herein and Liquidity and Capital Resources, below).

(4) 2008 includes $122,000 of non-cash debt discount amortization (see Note 8 — Subordinated Notes and Warrants, Notes to Consolidated Financial Statements included herein).

(5) Represents the sum of the cash interest portion paid on the notes payable for business acquisitions and others and the cash interest paid to Siemens on the Siemens Trance D loans

(6) Represents the non-cash interest expense related to recording the notes payable for business acquisitions and the 2005 Subordinated Notes at their present value by discounting future payments to market rate of interest and interest on Siemens Tranches B and C offset by rebates.

### Income Taxes

The Company has net operating loss carryforwards of approximately $47.4 million for U.S. income tax purposes. The Company has temporary differences between the financial statement and tax reporting arising primarily from differences in the amortization of intangible assets and goodwill and depreciation of fixed assets. The deferred tax assets for US income tax purposes have been offset by a valuation allowance because it was determined that these assets were not likely to be realized.

During 2009, the Company recorded a deferred tax expense of approximately $880,000 compared to approximately $832,000 in 2008 related to the estimated deduction of tax deductible goodwill from its US operations. The deferred income tax expense was recorded because it cannot be offset by temporary differences as it relates to infinite-lived assets and the timing of reversing the liability is unknown. Deferred income tax expense will continue to be recorded until the tax deductible goodwill is fully amortized.

**Gain on Restructuring of Contract**

On December 22, 2008, the Company amended the AARP License Agreement to eliminate the fixed three-year royalty. The Company wrote off the remaining contractual liability of approximately $20.0 million and the liability of intangible asset of approximately $19.1 million and recorded a corresponding gain of approximately $981,000 on the restructuring of the AARP License Agreement. The parties reached a new agreement in August 2009 to address the payment terms of the AARP License Agreement. (see Note 14 — AARP Contract, Notes to Consolidated Financial Statement included herein).

**Net Income attributable to noncontrolling Interest**

During 2009 and 2008, the Company's 50% owned joint venture, HEARx West, generated net income of approximately $1.1 million and $2.5 million, respectively. The Company records 50% of the venture's net income as net income attributable to noncontrolling interest in the income of a joint venture in the Company's consolidated statements of operations. The net income attributable to noncontrolling interest for 2009 and 2008 was approximately $544,000 and $1.3 million, respectively.

**Discontinued Operations**

On April 27, 2009, the Company sold the assets of Helix Hearing Care of America Corp. and the stock of 3371727 Canada Inc., both indirect wholly owned subsidiaries of the Company, for cash consideration of approximately $23.1 million U.S. dollars, which resulted in a gain on sale of approximately $931,000, net of applicable tax, for the year ended December 26, 2009.

During 2009 and 2008, income from discontinued operations, net of income taxes, was approximately $1.0 million and $3.2 million, respectively, representing the results of our Canadian operations during the approximately four month period prior to the sale in April 2009, and for the year ended December 27, 2008.

**Liquidity and Capital Resources**

***Cash Flows***

Net cash provided by operating activities in 2009 was approximately $2.4 million compared to approximately $8.7 million in 2008. The $8.7 million generated in 2008 includes the impact of the conversion of $9.0 million in Siemens trade payables to long-term debt and the exchange of $3.8 million in Siemens trade payables for 6.4 million shares of common stock. The Siemens trade payables resulted from the purchase of inventory during the normal course of business. The Company began payment of the Siemens trade payables on 30 day terms in 2009. The 30 day reduction in terms allowed the Company to earn early payment discounts but decreased cash flow by approximately $2.4 million in 2009. The Company can return to 60 day terms at anytime.

During 2009, cash of approximately $1.4 million was used to complete the acquisition of eleven centers, a decrease of approximately $2.7 million over the $4.2 million spent on acquisitions in 2008.

In 2009, net cash proceeds of approximately $22.6 million were received related to the sale of assets of our Canadian operations and approximately $12.8 million were used to repay long-term debt.

In 2009, cash of approximately $4.1 million was used to purchase short-term marketable securities and approximately $3.0 million was used to collateralize an irrevocable standby letter of credit provided to AARP. The commitment to maintain a standby letter of credit will decline by $1 million in each of the next three years.

The Company believes that current cash and cash equivalents and cash flow from continuing operations at current net revenue levels, will be sufficient to support the Company's operational needs through the next twelve months. However, there can be no assurance that the Company can maintain compliance with the Siemens loan covenants, that net revenue levels will remain at or higher than current levels or that unexpected cash needs will not arise for which the cash, cash equivalents and cash flow from operations will be sufficient.

In the event of a shortfall in cash, the Company might consider short-term debt, or additional equity or debt offerings. There can be no assurance; however, that such financing will be available to the Company on favorable terms or at all. The Company also is continuing its aggressive cost controls.

***Contractual Obligations***

Below is a chart setting forth the Company's contractual cash payment obligations, which have been aggregated to facilitate a basic understanding of the Company's liquidity as of December 26, 2009.

| | **Payments Due by Period (000's)** | | | | |
|---|---|---|---|---|---|
| **Contractual Obligations** | **Total** | **Less Than 1 Year** | **1 – 3 Years** | **4 – 5 Years** | **More Than 5 Years** |
| | $ | $ | $ | $ | $ |
| Long-term debt [(1) and (3)] | 42,425 | 6,167 | 8,069 | 4,888 | 23,301 |
| Subtotal of obligations recorded on balance sheet | 42,425 | 6,167 | 8,069 | 4,888 | 23,301 |
| Interest to be paid on long-term debt [(2) and (3)] | 14,895 | 3,622 | 6,024 | 4,932 | 317 |
| Operating leases | 16,424 | 6,292 | 6,716 | 2,681 | 735 |
| Employment agreements | 4,464 | 2,099 | 2,311 | 54 | — |
| Purchase obligations [(4)] | 3,404 | 1,459 | 1,945 | — | — |
| Total contractual cash obligations | 81,612 | 19,639 | 25,065 | 12,555 | 24,353 |

(1) Approximately $35.3 million can be repaid through rebate credits from Siemens, including $2.5 million in less than 1 year and $4.8 million in years 1-3, $4.7 million in years 4-5 and $23.3 million in more than 5 years.

(2) Interest on long-term debt includes the interest on Tranches B and C of the Siemens credit facility that can be repaid through rebate credits from Siemens, including $3.3 million in less than 1 year and $5.9 million in years 1-3, $4.9 million in years 4-5 and $318,000 in more than 5 years. Interest repaid through rebate credits was $3.8 million in 2009. (See Note 7 — Long-Term Debt, Notes to Consolidated Financial Statements included herein).

(3) Principal and interest payments on long-term debt are based on cash payments and do not include interest amounts resulting from the recording of acquisition notes at fair value. (See Note 7 — Long-Term Debt, Notes to Consolidated Financial Statements included herein).

(4) Purchase obligations includes the contractual commitment to AARP for campaigns to educate and promote hearing loss awareness and prevention and the contractual commitment to AARP for public marketing funds for the AARP Health Care Options General Program, including $907,000 in less than 1 year.

## Critical Accounting Policies

Management believes the following critical accounting policies affect the significant judgments and estimates used in the preparation of the consolidated financial statements:

***Goodwill***

The Company evaluates goodwill and certain intangible assets with indefinite lives not being amortized for impairment annually or more frequently if impairment indicators arise. Indicators at the Company included but are not limited to: sustained operating losses or a trend of poor operating performance, a decrease in the company's market capitalization below its book value and an expectation that a reporting unit will be sold or otherwise disposed of. If one or more indicators of impairment exist, the Company performs an evaluation to identify potential impairments. If impairment is identified, the Company measures and records the amount of impairment losses. The Company performs this annual analysis on the first day of its fourth quarter.

Impairment indicators at the Company include, but are not limited to: sustained operating losses or a trend of poor operating performance, a decrease in the Company's market capitalization below its book value and an expectation that a reporting unit or a portion of a reporting unit will be sold or otherwise disposed of.

If one or more indicators of impairment exist, the Company performs an evaluation to identify potential impairments. If impairment is identified, the Company measures and records the amount of impairment losses.

A two-step impairment test is performed on goodwill. In order to do this, management applied judgment in determining its "reporting units", which represent distinct parts of the Company's business. The reporting units determined by management are the centers, the network and e-commerce. The definition of the reporting units affects the Company's goodwill impairment assessments. In the first step, the Company compares the fair value of each reporting unit to its carrying value. Calculating the fair value of the reporting units requires significant estimates and long-term assumptions. The Company utilized an independent appraisal firm to test goodwill for impairment as of the first day of the Company's fourth quarter during 2009 and 2008, and each of these tests indicated no impairment. The Company estimates the fair value of its reporting units by applying a weighted average of two methods: quoted market price and discounted cash flow. If the carrying value of the reporting unit exceeds its fair value, additional steps are required to calculate an impairment charge.

The second step of the goodwill impairment test compares the implied fair value of the reporting unit's goodwill with the carrying value of the goodwill. If the carrying amount of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. The implied fair value of goodwill is the fair value of the reporting unit allocated to all of the assets and liabilities of that unit as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid to acquire the reporting unit. Significant changes in key assumptions about the business and its prospects, or changes in market conditions, stock price, interest rates or other externalities, could result in an impairment charge.

Judgments regarding the existence of impairment indicators are based on legal factors, market conditions and operational performance of the acquired businesses. Future events could cause us to conclude that impairment indicators exist and that goodwill associated with the acquired businesses is impaired. Additionally, as the valuation of identifiable goodwill requires significant estimates and judgment about future performance, cash flows and fair value, our future results could be affected if these current estimates of future performance and fair value change. Any resulting impairment loss could have a material adverse impact on our financial condition and results of operations.

***Revenue Recognition***

HearUSA has company-owned centers in its core markets and a network of affiliated providers who provide products and services to customers that are located outside its core markets. HearUSA enters into provider agreements with benefit providers (third party payors such as insurance companies, managed care companies, employer groups, etc.) under (a) a discount arrangement on products and service; (b) a fee for service arrangement; and (c) a per capita basis or capitation arrangement, which is a fixed per member per month fee received from the benefit providers.

All contracts are for one calendar year and are usually cancelable with ninety days or less notice by either party. Under the discount arrangements, the Company provides the products and services to the eligible members of a benefit provider at a pre-determined discount or customary price and the member pays the Company directly for the products and services. Under the fee for service arrangements, the Company provides the products and services to the eligible members at its customary price less the benefit they are allowed (a specific dollar amount), which the member pays directly to the Company. The Company then bills the benefit provider the agreed upon benefit for the service.

Under the capitation agreements, the Company agrees with the benefit provider to provide their eligible members with a pre-determined discount. Revenue under capitation agreements is derived from the sales of products and services to members of the plan and from a capitation fee paid to the Company by the benefit provider at the beginning of each month. The members that are purchasing products and services pay the customary price less the pre-determined discount. This revenue from the sales of products to these members is recorded at the customary price less applicable discount in the period that the product is delivered. The direct expenses consisting primarily of the cost of goods sold and commissions on sales are recorded in the same period. Other indirect operating expenses are recorded in the period which they are incurred.

The capitation fee revenue is calculated based on the total members in the benefit provider's plan at the beginning of each month and is non-refundable. Only a small percentage of these members may ever purchase product or services from the Company. The capitation fee revenue is earned as a result of agreeing to provide services to members without regard to the actual amount of service provided. That revenue is recorded monthly in the period that the Company has agreed to see any eligible members.

The Company records each transaction at its customary price for the three types of arrangements, less any applicable discounts from the arrangements in the center business segment. The products sold are recorded under the hearing aids and other products line item and the services are recorded under the service line item on the consolidated statement of operations. Revenue and expense are recorded when the product has been delivered, net of an estimate for return allowances. Revenue and expense from services and repairs are recorded when the services or repairs have been performed. Capitation revenue is recorded as revenue from hearing aids since it relates to the discount given to the members.

Revenues are considered earned by the Company at the time delivery of product or services have been provided to its customers (when the Company is entitled to the benefits of the revenues).

When the arrangements are related to members of benefit providers that are located outside the Company-owned centers' territories, the revenues generated under these arrangements are included under the network business segment. The Company records a receivable for the amounts due from the benefit providers and a payable for the amounts owed to the affiliated providers. The Company only pays the affiliated provider when the funds are received from the benefit provider. The Company records revenue equal to the minimal fee for processing and administrative fees. The costs associated with these services are operating costs, mostly for the labor of the network support staff and are recorded when incurred.

No contract costs are capitalized by the Company.

### *Allowance for Doubtful Accounts*

Certain of the accounts receivable of the Company are from health insurance and managed care organizations and government agencies. These organizations could take up to nine months before paying a claim made by the Company and also impose a limit on the time the claim can be billed. The Company provides an allowance for doubtful accounts equal to the estimated uncollectible amounts. That estimate is based on historical collection experience, current economic and market conditions, and a review of the current status of each customer's trade accounts receivable.

In order to calculate that allowance, the Company first identifies any known uncollectible amounts in its accounts receivable listing and charges them against the allowance for doubtful accounts. Then a specific percent per plan and per aging categories is applied against the remaining receivables to estimate the needed allowance. Any change in the percent assumptions per plan and aging categories results in a change in the allowance for doubtful accounts. For example, an increase of 10% in the percent applied against the remaining receivables would increase the allowance for doubtful accounts by approximately $31,000.

### *Sales Returns*

The Company offers all its customers a full 30-day return period or the return period applicable to state guidelines. For patients who participate in the family hearing counseling program, the return period is extended to 60 days. Under the AARP program, patients who are members of AARP have a return period of 90 days if the patient is dissatisfied with the product. The Company calculates its allowance for returns using estimates based upon actual historical returns. The cost of the hearing aid is reimbursed to the Company by the manufacturer.

### *Impairment of Long-Lived Assets*

Long-lived assets are subject to a review for impairment if events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. If the future undiscounted cash flows generated by an asset or asset group is less than its carrying amount, it is considered to be impaired and would be written down to its fair value. Currently we have not experienced any events that would indicate a potential impairment of these assets, but if circumstances change we could be required to record a loss for the impairment of long-lived assets.

### *Stock-Based Compensation*

Share-based payments are accounted for using fair value in accordance with applicable generally accepted accounting principles. To determine the fair value of our stock option awards, we use the Black-Scholes option pricing model, which requires management to apply judgment and make assumptions to determine the fair value of our awards. These assumptions include estimating the length of time employees will retain their vested stock options before exercising them (the "expected term"), the estimated volatility of the price of our common stock over the expected term and an estimate of the number of options that will ultimately be forfeited.

The expected term is based on historical experience of similar awards, giving consideration to the contractual terms, vesting schedules and expectations of future employee behavior. Expected stock price volatility is based on a historical volatility of our common stock for a period at least equal to the expected term. Estimated forfeitures are calculated based on historical experience. Changes in these assumptions can materially affect the estimate of the fair value of our share-based payments and the related amount recognized in our Consolidated Financial Statements.

***Income Taxes***

Income taxes are calculated using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized based on the difference between the carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted tax rates. A valuation allowance is established against the deferred tax assets when it is more likely than not that some portion or all of the deferred taxes may not be realized.

Both the calculation of the deferred tax assets and liabilities, as well as the decision to establish a valuation allowance requires management to make estimates and assumptions. Although we do not believe there is a reasonable likelihood that there will be a material change in the estimates and assumptions used, if actual results are not consistent with the estimates and assumptions, the balances of the deferred tax assets, liabilities and valuation allowance could be significantly different.

**Recent Accounting Pronouncements**

In January 2010, the Financial Accounting Standards Board (the "FASB") issued Accounting Standards Update ("ASU") No. 2010-06 "Fair Value Measurements and Disclosures" ("ASU 2010-06"). ASU 2010-16 amends the guidance on fair value measurement disclosures to add new requirements for disclosures about transfers into and out of the Level 1 and 2 categories in the fair value measurement hierarchy, as well as separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurements. The amended guidance also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. The new requirements for disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activities in Level 3 fair value measurements, which are effective for interim and annual reporting periods beginning after December 15, 2010. The Company does not anticipate that the adoption of the amended guidance on fair value measurement-related disclosures will require significant additional disclosures.

In June 2009, the FASB issued guidance for determining the primary beneficiary of a variable interest entity ("VIE"). In December 2009, the FASB issued ASU 2009-17, "Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities" ("ASU 2009-17"). ASU 2009-17 provides amendments to ASC 810 to reflect the revised guidance. The amendments in ASU 2009-17 replace the quantitative-based risks and rewards calculation for determining which reporting entity, if any, has a controlling financial interest in a VIE with an approach focused on identifying which reporting entity has the power to direct the activities of a VIE that most significantly impact the entity's economic performance and (i) the obligation to absorb losses of the entity or (ii) the right to receive benefits from the entity. The amendments in ASU 2009-17 also require additional disclosures about a reporting entity's involvement with VIEs. ASU 2009-17 is effective for annual reporting periods beginning after November 15, 2009. We do not anticipate that the adoption of this guidance will have a material impact on our financial position and results of operations or require additional disclosure.

### Item 7A. Quantitative and Qualitative Disclosure About Market Risk

Differences in the fair value of investment securities are not material; therefore, the related market risk is not significant. The Company's exposure to market risk for changes in interest rates relates primarily to the Company's long-term debt. The following table presents the Company's financial instruments for which fair value and cash flows are subject to changing market interest rates:

| | Fixed Rate 9.5% Due February 2015 $(000's) | Fixed Rate 4.6% to 16.7% Other $(000's) | Total $(000's) |
|---|---|---|---|
| 2010 | (2,453) | (3,714) | (6,167) |
| 2011 | (2,442) | (2,479) | (4,921) |
| 2012 | (2,403) | (745) | (3,148) |
| 2013 | (2,346) | (188) | (2,534) |
| 2014 | (2,312) | (42) | (2,354) |
| Thereafter | (23,301) | — | (23,301) |
| Total | (35,257) | (7,168) | (42,425) |
| Estimated fair value | (35,257) | (7,168) | (42,425) |

## Item 8. Financial Statements and Supplementary Data

Index to Financial Statements

Financial Statements:

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
HearUSA, Inc.
West Palm Beach, Florida

We have audited the accompanying consolidated balance sheets of HearUSA, Inc. as of December 26, 2009 and December 27, 2008, and the related consolidated statements of operations, changes in stockholders' equity and comprehensive income (loss) and cash flows for each of the two fiscal years in the period ended December 26, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of HearUSA, Inc. at December 26, 2009 and December 27, 2008, and the results of its operations and its cash flows for each of the two fiscal years in the period ended December 26, 2009, in conformity with accounting principles generally accepted in the United States of America.

As described in Note 1 to the consolidated financial statements, the Company changed the manner in which it accounts for noncontrolling interests effective December 28, 2008.

/s/ BDO Seidman, LLP

BDO Seidman, LLP

Certified Public Accountants
West Palm Beach, Florida
March 26, 2010

# HearUSA, Inc.
## CONSOLIDATED BALANCE SHEETS

| | December 26, 2009 | December 27, 2008 |
|---|---|---|
| | (Dollars in Thousands) | |
| **ASSETS (Notes 3 and 4)** | | |
| **Current assets** | | |
| Cash and cash equivalents | $ 7,037 | $ 3,553 |
| Short-term marketable securities (Note 9) | 4,106 | — |
| Accounts and notes receivable, less allowance for doubtful accounts of $616 and $506 | 5,554 | 7,371 |
| Inventories | 1,844 | 1,682 |
| Prepaid expenses and other | 464 | 502 |
| **Total current assets** | 19,005 | 13,108 |
| **Property and equipment, net (Note 5)** | 4,021 | 4,876 |
| **Goodwill (Notes 3, 4 and 6)** | 51,495 | 65,953 |
| **Intangible assets, net (Notes 4 and 6)** | 12,816 | 15,630 |
| **Deposits and other** | 731 | 810 |
| **Restricted cash and cash equivalents (Note 2)** | 3,245 | 224 |
| **Total Assets** | $ 91,313 | $ 100,601 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| **Current liabilities** | | |
| Accounts payable | $ 7,070 | $ 5,011 |
| Accrued expenses | 2,253 | 3,208 |
| Accrued salaries and other compensation | 3,520 | 3,713 |
| Current maturities of long-term debt | 5,983 | 6,915 |
| Income taxes payable | 1,974 | — |
| Dividends payable | 35 | 34 |
| **Total current liabilities** | 20,835 | 18,881 |
| **Long-term debt (Notes 3, 4 and 7)** | 36,139 | 49,099 |
| **Deferred income taxes** | 7,335 | 7,284 |
| **Total long-term liabilities** | 43,474 | 56,383 |
| **Commitments and contingencies** | — | — |
| **Stockholders' equity (Note 10)** | | |
| Preferred stock (aggregate liquidation preference $2,330, $1 par, 7,500,000 shares authorized) | | |
| Series H Junior Participating (none outstanding) | — | — |
| Series J (233 shares outstanding) | — | — |
| Total preferred stock | — | — |
| Common stock: $.10 par; 75,000,000 shares authorized 45,381,750 and 44,828,384 shares issued | 4,538 | 4,483 |
| Additional paid-in capital | 137,863 | 136,924 |
| Accumulated deficit | (114,982) | (116,360) |
| Accumulated other comprehensive income | — | 1,249 |
| Treasury stock, at cost: 523,662 common shares | (2,485) | (2,485) |
| **Total HearUSA, Inc. Stockholders' Equity** | 24,934 | 23,811 |
| Noncontrolling interest (Note 1) | 2,070 | 1,526 |
| **Total Stockholders' equity** | 27,004 | 25,337 |
| **Total Liabilities and Stockholders' Equity** | $ 91,313 | $ 100,601 |

*See accompanying notes to consolidated financial statements*

## HearUSA, Inc.
## CONSOLIDATED STATEMENTS OF OPERATIONS

| | Year Ended December 26, 2009 | Year Ended December 27, 2008 |
|---|---|---|
| | (Dollars in Thousands) | |
| **Net revenues** | | |
| Hearing aids and other products | $ 81,086 | $ 88,306 |
| Services | 7,848 | 6,991 |
| Total net revenues | 88,934 | 95,297 |
| **Operating costs and expenses** | | |
| Hearing aids and other products | 20,224 | 23,792 |
| Services | 1,733 | 2,116 |
| Total cost of products sold and services excluding depreciation and amortization | 21,957 | 25,908 |
| Center operating expenses | 44,152 | 51,365 |
| General and administrative expenses (Notes 1 and 11) | 15,421 | 15,148 |
| Depreciation and amortization | 2,317 | 2,486 |
| Total operating costs and expenses | 83,847 | 94,907 |
| **Income from operations** | 5,087 | 390 |
| **Non-operating income (expenses)** | | |
| Gain on foreign exchange | 585 | — |
| Gain on restructuring of contract (Note 14) | — | 981 |
| Gain on insurance settlement | 68 | — |
| Interest income | 27 | 42 |
| Interest expense (Notes 4, 7 and 8) | (4,791) | (5,678) |
| **Income (loss) from continuing operations before income tax expense** | 976 | (4,265) |
| Income tax expense (Note 15) | (880) | (832) |
| **Income (loss) from continuing operations** | 96 | (5,097) |
| **Discontinued operations attributable to HearUSA, Inc. (Note 3)** | | |
| Income from discontinued operations, net of income tax expense (benefit) of $(261) and $295 | 1,031 | 3,156 |
| Gain on sale of discontinued operations, net of income tax expense of $1,236 | 931 | — |
| Income from discontinued operations attributable to HearUSA, Inc. | 1,962 | 3,156 |
| **Net income (loss)** | 2,058 | (1,941) |
| Net income attributable to noncontrolling interest (Note 1) | (544) | (1,260) |
| **Net income (loss) attributable to HearUSA, Inc.** | 1,514 | (3,201) |
| Dividends on preferred stock | (136) | (139) |
| **Net income (loss) attributable to HearUSA, Inc. common stockholders** | $ 1,378 | $ (3,340) |
| **Loss from continuing operations attributable to HearUSA, Inc. common stockholders per common share – basic and diluted** | $ (0.01) | $ (0.17) |
| **Net income (loss) attributable to HearUSA, Inc. common stockholders per common share – basic and diluted** | $ 0.03 | $ (0.09) |
| **Weighted average number of shares of common stock outstanding – basic and diluted** | 44,838 | 38,635 |
| **Amounts attributable to HearUSA, Inc. common stockholders:** | | |
| **Income (loss) from continuing operations, net of tax** | $ (448) | $ (6,357) |
| **Discontinued operations, net of tax** | 1,962 | 3,156 |
| **Net income (loss)** | $ 1,514 | $ (3,201) |

*See accompanying notes to consolidated financial statements*

HearUSA, Inc.

**CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)**

| | Year Ended December 26, 2009 | | Year Ended December 27, 2008 | |
|---|---|---|---|---|
| | Shares | Amount | Shares | Amount |
| | (Dollars in Thousands, Except Share Amounts) | | | |
| **Preferred stock** | | | | |
| Balance beginning and end of year | — | $ — | — | $ — |
| **Common stock** | | | | |
| Balance, beginning of year | 44,828 | $ 4,483 | 38,325 | $ 3,833 |
| Exercise of employee stock options | 19 | 2 | 210 | 21 |
| Issuance of common stock for exchangeable shares of HEARx Canada, Inc. | 505 | 50 | 93 | 9 |
| Cancellation of stock subscription | — | — | (200) | (20) |
| Issuance of common stock for restricted stock units | 29 | 3 | — | — |
| Issuance of common stock for repayment of debt | — | — | 6,400 | 640 |
| Balance, end of year | 45,381 | $ 4,538 | 44,828 | $ 4,483 |
| **Treasury stock** | | | | |
| Balance beginning and end of year | 524 | $ (2,485) | 524 | $ (2,485) |
| **Stock subscription** | | | | |
| Balance, beginning of year | | $ — | | $ (412) |
| Cancellation of stock subscription | | — | | 412 |
| Balance, end of year | | $ — | | $ — |
| **Additional paid-in capital:** | | | | |
| Balance, beginning of year | | $ 136,924 | | $ 133,261 |
| Cumulative effect of adoption of the change in accounting for certain common stock purchase warrants | | — | | (108) |
| Stock-based compensation expense | | 981 | | 849 |
| Cancellation of stock subscription | | — | | (392) |
| Exercise of employee stock options | | 11 | | 125 |
| Issuance of common stock for exchangeable shares of HEARx Canada, Inc. | | (50) | | (11) |
| Issuance of common stock for restricted stock units | | (3) | | |
| Issuance of common stock for repayment of debt | | — | | 3,200 |
| Balance, end of year | | $ 137,863 | | $ 136,924 |

*See accompanying notes to consolidated financial statements*

HearUSA, Inc.

## CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)

| | Year Ended December 26, 2009 | Year Ended December 27, 2008 |
|---|---|---|
| | Amount | Amount |
| | (Dollars in Thousands) | |
| **Accumulated deficit:** | | |
| Balance, beginning of year | $ (116,360) | $ (113,076) |
| Cumulative effect of adoption of the change in accounting for certain common stock purchase warrants | — | 56 |
| Net income (loss) attributable to HearUSA, Inc. | 1,514 | (3,201) |
| Dividends on preferred stock | (136) | (139) |
| Balance, end of year | $ (114,982) | $ (116,360) |
| **Accumulated other comprehensive income:** | | |
| Balance, beginning of year | $ 1,249 | $ 4,468 |
| Foreign currency translation adjustment | 89 | (3,219) |
| Foreign currency translation adjustment released upon disposal of Canadian operations | (1,338) | — |
| Balance, end of year | $ — | $ 1,249 |
| **Noncontrolling interest** | | |
| Balance, beginning of year | $ 1,526 | $ 1,221 |
| Net income attributable to noncontrolling interest | 544 | 1,260 |
| Dividends paid | — | (955) |
| Balance, end of year | $ 2,070 | $ 1,526 |
| **Comprehensive income (loss):** | | |
| Net income (loss) | $ 2,058 | $ (1,941) |
| Other comprehensive income (loss) | | |
| Foreign currency translation adjustment | (1,249) | (3,219) |
| Comprehensive income (loss) | 809 | (5,160) |
| Comprehensive income attributable to noncontrolling interest | (544) | (1,260) |
| Comprehensive income (loss) attributable to HearUSA, Inc. | $ 265 | $ (6,420) |

*See accompanying notes to consolidated financial statements*

## HearUSA, Inc.
## CONSOLIDATED STATEMENTS OF CASH FLOWS

| | December 26, 2009 | December 27, 2008 |
|---|---|---|
| **Cash flows from operating activities** | | |
| Net income (loss) | $ 2,058 | $ (1,941) |
| Adjustments to reconcile net income (loss) to net cash provided by operating activities: | | |
| Debt discount amortization | — | 122 |
| Depreciation and amortization | 2,451 | 2,963 |
| Stock-based compensation | 981 | 849 |
| Gain on foreign exchange | (585) | — |
| Gain on sale of assets, net of tax | (931) | — |
| Deferred tax expense | 51 | 1,068 |
| Interest on long-term contractual commitment | — | 763 |
| Provision for doubtful accounts | 510 | 424 |
| Non-cash interest on notes payable and warrants | 497 | 421 |
| Principal payments on long-term debt made through rebate credits | (3,420) | (3,783) |
| Gain on restructuring of contract | — | (981) |
| Other | (3) | (102) |
| (Increase) decrease in: | | |
| Accounts and notes receivable | (465) | 569 |
| Inventories | (313) | 755 |
| Prepaid expenses and other | 193 | 679 |
| Increase in: | | |
| Accounts payable and accrued expenses | 1,530 | 6,665 |
| Accrued salaries and other compensation | (121) | 245 |
| Net cash provided by operating activities | 2,433 | 8,716 |
| **Cash flows from investing activities** | | |
| Purchase of property and equipment | (896) | (1,501) |
| Purchase of intangible assets | (208) | — |
| Proceeds from sale of Canada assets, net of transaction cost of $524 | 22,573 | — |
| Net purchase of short-term marketable securities | (4,106) | — |
| Letter of credit – restricted cash | (3,021) | — |
| Business acquisitions | (1,423) | (4,157) |
| Net cash provided by (used in) investing activities | 12,919 | (5,658) |
| **Cash flows from financing activities** | | |
| Proceeds from issuance of long-term debt | 110 | 4,271 |
| Payments on long-term debt | (4,698) | (4,444) |
| Principal payments on Siemens debt | (8,097) | — |
| Payments on subordinated notes | — | (1,540) |
| Proceeds from exercise of employee stock options | 15 | 146 |
| Dividends paid to noncontrolling interest | — | (956) |
| Dividends on preferred stock | (136) | (139) |
| Net cash provided by financing activities | (12,806) | (2,662) |
| Effects of exchange rate changes on cash | 938 | (212) |
| Net increase in cash and cash equivalents | 3,484 | 184 |
| Cash and cash equivalents at beginning of year | 3,553 | 3,369 |
| Cash and cash equivalents at end of year | $ 7,037 | $ 3,553 |
| **Supplemental disclosure of cash flow information:** | | |
| Cash paid for interest | $ 526 | $ 1,567 |
| **Supplemental schedule of non-cash operating, investing and financing activities:** | | |
| Principal payments on long-term debt through rebate credits | $ 3,420 | $ 3,783 |
| Interest payments on long-term debt through rebate credits | $ 3,815 | $ 2,832 |
| Issuance of note payable in exchange for business acquisitions | $ 1,317 | $ 2,958 |
| Issuance of capital leases in exchange for property and equipment | $ 631 | $ 445 |
| Conversion of accounts payable to long-term debt | $ — | $ 8,985 |
| Conversion of debt to common stock | $ — | $ 3,840 |
| Acquisition of intangible asset | $ — | $ 19,273 |
| Issuance of contractual liability | $ — | $ 19,273 |
| Restructuring of contractual obligation written off (AARP) | $ — | $ 20,036 |
| Intangible asset written off (AARP) | $ — | $ 19,055 |
| Purchase of equipment with volume discount credit | $ — | $ 200 |

*See accompanying notes to consolidated financial statements*

HearUSA, Inc.
Notes to Consolidated Financial Statements

## 1. Description of the Company and Summary of Significant Accounting Policies

### ***The Company***

HearUSA Inc. ("HearUSA" or "the Company"), a Delaware corporation, was established in 1986. As of December 26, 2009, the Company has a network of 180 company-owned hearing care centers in eleven states. The Company also sponsors a network of approximately 1,900 credentialed audiology providers that participate in selected hearing benefit programs contracted by the Company with employer groups, health insurers and benefit sponsors in 49 states. The centers and the network providers provide audiological products and services for the hearing impaired.

### ***Basis of Consolidation***

The consolidated financial statements include the accounts of the Company and its wholly owned and majority controlled subsidiaries. Intercompany accounts and transactions have been eliminated in consolidation. Certain reclassifications have been made to prior period financial statement amounts to conform to the current presentation. All significant intercompany transactions and accounts have been eliminated. We evaluated subsequent events through the date the accompanying consolidated financial statements were issued.

During 2009 and 2008, the Company's 50%-owned joint venture, HEARx West, generated net income of approximately $1.1 million and $2.5 million, respectively. Since the Company is the general manager of HEARx West and its day to day operations, the Company has significant control over the joint venture. Therefore, the accounts of HEARx West, LLC and its wholly owned subsidiary, HEARx West, Inc., are consolidated in these financial statements.

The Company's HEARx West joint venture partners are the Permanente Federation LLC and Kaiser Foundation Health Plan, Inc. On December 28, 2008, the Company adopted new guidance issued under Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 810-10, "Consolidations." (see Noncontrolling Interests as discussed below). In accordance with this new standard the Company records 50% of the joint venture's net income (loss) as income (loss) attributable to noncontrolling interests, in the Company's consolidated statements of operations with a corresponding noncontrolling interest in stockholders' equity on its consolidated balance sheets. The presentation and disclosure requirements must be applied retrospectively for all periods presented. Accordingly, the Company's Consolidated Balance Sheets as of December 26, 2009 and December 27, 2008, and the Consolidated Statements of Operations and Consolidated Statements of Changes in Stockholders' Equity and Comprehensive Income (Loss) for the years ended December 26, 2009 and December 27, 2008, reflect this guidance.

The Company sold the assets of Helix Hearing Care of America Corp. and the stock of 3371727 Canada Inc., both indirect wholly owned subsidiaries of the Company, on April 27, 2009 as discussed in Note 3.

### ***Noncontrolling Interests***

On December 28, 2008, the Company adopted new guidance issued under Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 810-10, "Consolidations." This guidance establishes new standards that govern the accounting for, and reporting of, noncontrolling interests in partially owned consolidated subsidiaries and the loss of control of subsidiaries. Specifically, the guidance requires that: (1) a noncontrolling interest, previously referred to as minority interest, is to be reported as part of equity in the consolidated financial statements; (2) losses are to be allocated to a noncontrolling interest even when such allocation might result in a deficit balance, thereby reducing the losses attributed to the controlling interest; (3) changes in ownership interest are to be treated as equity transactions if control is maintained; (4) changes in ownership interest resulting in a gain or loss are to be recognized in earnings if control is gained or lost; and (5) in a business combination the noncontrolling interest's share of net assets acquired is to be recorded at fair value, plus its share of goodwill. The provisions under this guidance are prospective upon adoption, except for the presentation and disclosure requirements. The net income (loss) for the years ended December 26, 2009 and December 27, 2008 increased (decreased) by $544,000 and $(1.3 million), respectively based on this change. There was no change in the income (loss) from continuing operations attributable to HearUSA, Inc. common stockholders per common share basic and diluted or the net income (loss) attributable to HearUSA, Inc. common stockholders per common share basic and diluted. The liabilities decreased by $1.5 million and $1.2 million and the stockholders' equity increased by the same amount as of December 27, 2008 and December 29, 2007, respectively.

***Cash and Cash Equivalents***

Temporary cash investments which are not restricted as to their use and have an original maturity of ninety days or less are considered cash equivalents.

***Marketable Securities***

The Company determines the appropriate classification of its investments in marketable securities at the time of purchases and reevaluates such determinations at each balance-sheet date. Marketable securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and are reported at fair value, with unrealized gains, losses recognized in earnings. Debt securities are classified as held to maturity when the Company has the positive intent, ability to hold the securities to maturity and it is not more likely than not that the Company would be required to sell the securities before recovery of the amortized cost basis. Debt and marketable equity securities not classified as held to maturity or as trading, are classified as available for sale, and are carried at fair market value, with the unrealized gains and losses, net of tax, included in the determination of comprehensive income and reported in shareholders' equity.

The fair value of substantially all securities is determined by quoted market prices.

***Revenue Recognition***

HearUSA has company-owned centers in its core markets and a network of affiliated providers who provide products and services to customers that are located outside its core markets. HearUSA enters into provider agreements with benefit providers (third party payors such as insurance companies, managed care companies, employer groups, etc.) under (a) a discount arrangement on products and service; (b) a fee for service arrangement; and (c) a per capita basis or capitation arrangements, which is a fixed per member per month fee received from the benefit providers.

All contracts are for one calendar year and are usually cancelable with ninety days or less notice by either party.

Under the discount arrangements, the Company provides the products and services to the eligible members of a benefit provider at a pre-determined discount or customary price and the member pays the Company directly for the products and services. Under the fee for service arrangements, the Company provides the products and services to the eligible members at its customary price less the benefit they are allowed (a specific dollar amount), which the member pays directly to the Company. The Company then bills the benefit provider the agreed upon benefit for the service.

Under the capitation agreements, the Company agrees with the benefit provider to provide their eligible members with a pre-determined discount. Revenue under capitation agreements is derived from the sales of products and services to members of the plan and from a capitation fee paid to the Company by the benefit provider at the beginning of each month. The members that are purchasing products and services pay the customary price less the pre-determined discount. This revenue from the sales of products to these members is recorded at the customary price less applicable discount in the period that the product is delivered. The direct expenses consisting primarily of the cost of goods sold and commissions on sales are recorded in the same period. Other indirect operating expenses are recorded in the period which they are incurred.

The capitation fee revenue is calculated based on the total members in the benefit provider's plan at the beginning of each month and is non-refundable. Only a small percentage of these members may ever purchase product or services from the Company. The capitation fee revenue is earned as a result of agreeing to provide services to members without regard to the actual amount of service provided. That revenue is recorded monthly in the period that the Company has agreed to see any eligible members.

The Company records each transaction at its customary price for the three types of arrangements, less any applicable discounts from the arrangements in the center business segment. The products sold are recorded under the hearing aids and other products line item and the services are recorded under the service line item on the consolidated statement of operations. Revenue and expense are recorded when the product has been delivered, net of an estimate for return allowances. Revenue and expense from services and repairs are recorded when the services or repairs have been performed. Capitation revenue is recorded as revenue from hearing aids since it relates to the discount given to the members.

Revenues are considered earned by the Company at the time delivery of product or services have been provided to its customers (when the Company is entitled to the benefits of the revenues).

When the arrangements are related to members of benefit providers that are located outside the Company-owned centers' territories, the revenues generated under these arrangements are included under the network business segment. The Company records a receivable for the amounts due from the benefit providers and a payable for the amounts owed to the affiliated providers. The Company only pays the affiliated provider when the funds are received from the benefit provider. The Company records revenue equal to the minimal fee for processing and administrative fees. The costs associated with the services are operating costs, mostly for the labor of the network support staff and are recorded when incurred.

No contract costs are capitalized by the Company.

***Foreign Currency Translation***

The Company's functional currency is the U.S. dollar. The Company's Canadian subsidiaries' functional currency is the Canadian dollar and their financial statements are translated into U.S. dollars at current exchange rates. Assets and liabilities of our Canadian operations are translated from Canadian dollars into U.S. dollars at the exchange rates in effect at the relevant balance sheet dates, and revenue and expenses of our Canadian operations are translated from Canadian dollars into U.S. dollars at the average exchange rates prevailing during the period, if representative of the actual rate at the time of the transaction. Unrealized currency adjustments in the Consolidated Balance Sheet were accumulated in stockholders' equity as a component of accumulated other comprehensive income prior to the decision to sell the Canadian operations.

Previously the intercompany foreign currency transactions were considered of a long-term investment nature (that is, settlement was not planned or anticipated in the foreseeable future) in 2008. Translation adjustments on the intercompany foreign currency transactions were included in other comprehensive income. The accumulated foreign currency transaction adjustments were released from accumulated other comprehensive income upon the sale of the Canadian operations.

Subsequent to that sale, all foreign currency translation adjustments are recorded in gain or loss on foreign exchange in the consolidated statement of operations.

***Comprehensive Income (Loss)***

Comprehensive income (loss) is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. The Company's other comprehensive income represented foreign currency translation adjustments.

***Fiscal Year***

The Company's fiscal year ends on the last Saturday in December and customarily consists of four 13-week quarters for a total of 52 weeks. Every sixth year includes 53 weeks. 2009 and 2008 include 52 weeks. The next year with 53 weeks will be 2011.

***Concentration of Credit Risk***

The Company maintains its cash deposits at commercial banks. We place our cash and cash equivalents with high quality financial institutions. At times, our account balances may exceed federally insured limits. The maximum potential loss that would result from this excess is approximately $7.5 million. Management believes the Company is not exposed to any significant risk on its cash accounts.

***Allowance for Doubtful Accounts***

The Company provides an allowance for doubtful accounts equal to the estimated uncollectible amounts. That estimate is based on historical collection experience, current economic and market conditions and a review of the current status of each customer's trade accounts receivable.

***Inventories***

Inventory of hearing aids consists of finished product directly purchased from the manufacturers. The cost of the inventory corresponds to the amount directly charged by the manufacturers, which includes freight. The Company does not incur charges for buying or inspection costs.

Inventories of batteries, special hearing devices and related items, are priced at the lower of cost (first-in, first-out) or market.

***Property and Equipment***

Property and equipment is stated at cost. Depreciation is provided on the straight-line method over the estimated useful lives of the depreciable assets. Leasehold improvements are amortized over the shorter of the term of the lease or the useful life of the asset.

***Business Combinations and Acquisitions***

On December 28, 2008, the Company adopted the revised guidance issued by the Financial Accounting Standards Board ("FASB") for accounting for business combinations.

The primary changes that impact the Company under the new guidance are that:

- Transaction costs are now expensed; and
- The fair value of the consideration paid is determined at the acquisition date

We account for business acquisitions under the acquisition method. Consideration paid is recorded at fair value and we allocate the purchase price of an acquired business, to the identified assets and liabilities acquired based on their estimated fair values at the dates of acquisition, with any residual amounts allocated to goodwill. Purchase price allocations are considered preliminary until we have obtained all required information to complete the allocation. Although the time required to obtain the necessary information will vary with circumstances specific to an individual acquisition, the "allocation period" for finalizing purchase price allocations would not exceed one year from the date of consummation of an acquisition. Adjustments to the allocation of purchase price may decrease those amounts allocated to goodwill and, as such, may increase those amounts allocated to other tangible or intangible assets, which may result in higher depreciation, depletion or amortization expense in future periods. Revisions to preliminary purchase price allocations, if any, are reflected retrospectively.

Previously, any changes in income tax valuation allowances as a result of income from acquisitions for certain deferred tax assets would serve to reduce goodwill. Under this revised guidance, any change in the valuation allowance related to income from acquisitions currently or in prior periods now serves to reduce income taxes in the period in which the reserve is reversed. Transaction related expenses that were previously capitalized are now expensed as incurred. As of December 27, 2008, we had no deferred transaction related expenses for business combination transactions in negotiation. The provisions of the revised guidance were applied prospectively to business combinations consummated on or after December 27, 2008. This did not materially affect our results of operations in 2009.

***Goodwill and Other Intangible Assets***

The Company evaluates goodwill and certain intangible assets with indefinite lives not being amortized for impairment annually or more frequently if impairment indicators arise. Indicators at the Company include, but are not limited to: sustained operating losses or a trend of poor operating performance, a decrease in the Company's market capitalization below its book value and an expectation that a reporting unit will be sold or otherwise disposed of. If one or more indicators of impairment exist, the Company performs an evaluation to identify potential impairments. If impairment is identified, the Company measures and records the amount of impairment losses.

A two-step impairment test is performed on goodwill. In order to do this, management applies judgment in determining its "reporting units", which represent distinct parts of the Company's business. The reporting units determined by management are the centers, the network and e-commerce. The definition of the reporting units affects the Company's goodwill impairment assessments. In the first step, the Company compares the fair value of each reporting unit to its carrying value. Calculating the fair value of the reporting units requires significant estimates and long-term assumptions. The Company tests goodwill for impairment annually on the first day of the Company's fourth quarter, and the latest annual test in 2009 indicated no impairment. The Company estimates the fair value of its reporting units by applying a weighted average of two methods: quoted exchange market prices and discounted cash flows. The weighting is 40% exchange market price and 60% discounted cash flows (see Note 6 for further discussion). If the carrying value of the reporting unit exceeds its fair value, additional steps are required to calculate an impairment charge.

The second step of the goodwill impairment test compares the implied fair value of the reporting unit's goodwill with the carrying value of the goodwill. If the carrying amount of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. The implied fair value of goodwill is the fair value of the reporting unit allocated to all of the assets and liabilities of that unit as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid to acquire the reporting unit. Significant changes in key assumptions about the business and its prospects, or changes in market conditions, stock price, interest rates or other externalities, could result in an impairment charge.

Judgments regarding the existence of impairment indicators are based on legal factors, market conditions and operational performance of the acquired businesses. Future events could cause us to conclude that impairment indicators exist and that goodwill associated with the acquired businesses is impaired. Additionally, as the valuation of identifiable goodwill requires significant estimates and judgment about future performance, cash flows and fair value, our future results could be affected if these current estimates of future performance and fair value change. Any resulting impairment loss could have a material adverse impact on our financial condition and results of operations.

Other intangible assets include finite lived assets, such as patient files and customer lists, which are amortized over the estimated useful life of the assets of 15 to 25 years, generally based upon estimated undiscounted future cash flows resulting from use of the asset. Indefinite lived assets include trademarks and trade-names, which are not amortized but are assessed for impairment annually or whenever a triggering event may occur.

***Pre-Opening Costs***

The costs associated with the opening of new centers are expensed as incurred.

***Long-Lived Assets — Impairments and Disposals***

The Company reviews the carrying values of its long-lived and identifiable intangible assets for possible impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable through the estimated undiscounted future cash flows resulting from the use of these assets. At December 26, 2009 no long-lived assets were held for disposal. No impairment losses were recorded in the consolidated statement of operations for the two years ended December 26, 2009.

***Debt Discount and Fair Value Determination***

The Company determines the fair value of debt used to acquire intangibles and businesses based on discounted cash flows and a market rate of interest consistent with the specific credit worthiness of the Company. The discount is accreted as interest expense on the effective interest method over the life of the debt.

***Vendor Rebates***

The Company receives various pricing rebates from Siemens recorded based on the earning of such rebates by meeting the compliance levels of the Supply Agreement. Those levels relate to quarterly sales of hearing aid products net of returns. These rebates are recorded monthly on a systematic basis based on supporting historical information that the Company has met these compliance levels and reduce the outstanding Siemens' loan balance and accrued interest and reduce the cost of products sold for the respective quarter.

***Marketing Allowances***

The Company receives a monthly marketing allowance from Siemens to reimburse the Company for marketing and advertising expenses for promoting its business and Siemens' products. The Company's advertising rebates, which represent a reimbursement of specific incremental, identifiable advertising costs, are recorded as an offset to advertising expense.

***Advertising Costs***

Costs of newspaper, television, and other media advertising are expensed as incurred and were approximately $4.9 million and $7.5 million in 2009 and 2008, respectively.

***Sales Return Policy***

The Company offers all its customers a full 30-day return period or the return period applicable to state guidelines. For patients who participate in the family hearing counseling program, the return period is extended to 60 days. As part of the AARP program, patients who are members of AARP have a return period of 90 days if the patient is dissatisfied with the product. The Company calculates its allowance for returns using estimates based upon actual historical returns. The cost of a returned hearing aid is reimbursed to the Company by the manufacturer.

***Warranties***

The Company provides its patients with warranties on hearing aids varying from one to three years. The first year of the warranty is always covered by the manufacturer's warranty. The warranties provided for the second and third year usually require a co-payment from the patients, usually covering the cost of the repair or replacement to the Company. When the cost of repair or replacement to the Company is estimated to exceed the patient co-pay, the Company provides an allowance in accrued expenses to cover the future excess cost. Historically such amounts have been minimal.

***Income Taxes***

Deferred taxes are provided for temporary differences arising from the differences between financial statement and income tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates. Valuation allowances are established when necessary to reduce deferred tax assets and liabilities to amounts considered more likely than not to be realized.

***Net Income (Loss) Attributable to Controlling Interest per Common Share***

Basic earnings per share ("EPS"), is computed by dividing net income or loss attributable to HearUSA, Inc. common stockholders by the weighted average of common shares outstanding for the period. Basic EPS from continuing operations is computed by dividing income (loss) from continuing operations attributable to HearUSA, Inc.'s common stockholders, by the weighted average of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock (convertible preferred stock, warrants to purchase common stock, restricted stock units and common stock options using the treasury stock method) were exercised or converted into common stock. Potential common shares in the diluted EPS computation are excluded where their effect would be antidilutive.

Common stock equivalents for outstanding options and warrants to purchase common stock, of approximately 739,000 and 945,000, respectively, were excluded from the computation of earnings per share — diluted for the years ended December 26, 2009 and December 27, 2008 because the loss from continuing operations attributable to HearUSA, Inc.'s common stockholders would make them anti-dilutive. For purposes of computing net income/loss attributable to HearUSA, Inc.'s per common — basic and diluted, for the year ended December 27, 2008 the weighted average number of shares of common stock outstanding includes the effect of the 503,061 exchangeable shares of HEARx Canada, Inc., as if they were outstanding common stock of the Company. These exchangeable shares were exchanged for common stock during the year ended December 26, 2009

***Stock-Based Compensation***

Compensation expense for share-based payment arrangements is based on the grant date fair value of the awards. To determine the fair value of our stock option awards, we use the Black-Scholes option pricing model, which requires management to apply judgment and make assumptions to determine the fair value of our awards. These assumptions include estimating the length of time employees will retain their vested stock options before exercising them (the "expected term"), the estimated volatility of the price of our common stock over the expected term and an estimate of the number of options that will ultimately be forfeited.

The expected term is based on historical experience of similar awards, giving consideration to the contractual terms, vesting schedules and expectations of future employee behavior. Expected stock price volatility is based on a historical volatility of our common stock for a period at least equal to the expected term. Estimated forfeitures are calculated based on historical experience. Changes in these assumptions can materially affect the estimate of the fair value of our share-based payments and the related amount recognized in our consolidated financial statements.

The fair value for stock option awards was estimated at the date of grant using a Black-Scholes option valuation model. Options granted are valued using the single option valuation approach and compensation expense is recognized using a straight-line method. Restricted stock units with performance based vesting provisions are expensed based on our estimate of achieving the specific performance criteria over the requisite service period. We perform periodic reviews of the progress of actual achievement against the performance criteria in order to reassess the likely vesting scenario and, when applicable, realign the expense associated with that outcome. Total stock-based compensation expense recognized in the consolidated statement of operations for the years ended December 26, 2009 and December 27, 2008, was approximately $981,000 and $849,000, respectively. This additional expense is non-cash and therefore has no effect on the Company's cash flows.

The fair value for stock option awards was estimated using a Black-Scholes option valuation model with the following weighted average assumptions.

| | December 26, 2009 | December 27, 2008 |
|---|---|---|
| Risk free interest rate | 3.59% | 3.79% |
| Expected life in years | 10 | 10 |
| Expected volatility | 84% | 86% |
| Weighted average exercise price | $ 1.31 | $ 0.76 |

***Estimates***

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## 2. Restricted Cash and Cash Equivalents

Restricted cash and cash equivalents at December 26, 2009 and December 27, 2008 consist of certificates of deposit with contractual maturities of one year or less of approximately $3.2 million and $224,000. Cash and cash equivalents of $3 million are pledged as collateral for a standby letter of credit provided to AARP in 2009. The commitment to maintain a standby letter of credit will decline by $1 million in each of the next three years. There is also $245,000 and $224,000 of cash restricted for automated clearing house exposure in 2009 and 2008, respectively.

## 3. Discontinued Operations

On April 27, 2009, the Company sold the assets of Helix Hearing Care of America Corp. (the "Seller") and the stock of 3371727 Canada Inc. ("Canada"), both indirect wholly owned subsidiaries of the Company, to an unrelated company, for cash consideration of approximately $23.1 million U.S. dollars, which resulted in a gain on sale of approximately $931,000, net of applicable tax, for the year ended December 26, 2009. We incurred approximately $524,000 of legal and financial advisory fees in connection with the sale, which are included in the net gain on sale. The Company repaid approximately $8.1 million of Siemens debt from the proceeds of this transaction during 2009, as required under the agreement with Siemens.

In connection with the sale, we agreed to provide certain transitional services to the purchaser for eighteen months pursuant to a support agreement. We believe the majority of services have already been provided. HearUSA agreed to provide training, installation and support services for eighteen months in exchange for monthly payments totaling approximately $1.2 million and transition support services for up to nine months for quarterly payments totaling approximately $331,000. Pursuant to a separate agreement between HearUSA and a third party, HearUSA sold the right to the approximately $1.2 million to be received over eighteen months under the support agreement in exchange for a lump-sum payment of approximately $1.1 million at the closing of the asset sale. The fees earned from these services are accounted for as contract service revenues, as the services are provided. Approximately $756,000 was recorded as contract service revenue in 2009.

The Seller made customary representations and warranties in the purchase agreement regarding legal and business matters of the Seller and Canada. Additionally, HearUSA agreed to guarantee the obligations of the Seller under the purchase agreement, an escrow agreement and an accounts receivable trust agreement.

The Seller and HearUSA also entered into a noncompetition agreement with the purchaser pursuant to which the Seller and HearUSA agreed not to directly or indirectly compete in the business of marketing, distributing and selling hearing aids to product end-users in Canada for a period of five years.

On April 24, 2009, in contemplation of the execution of the purchase agreement and the completion of the asset sale, HearUSA entered into a license agreement with the Seller, which was assigned to the purchaser as part of the asset sale on April 27, 2009. Pursuant to the license agreement, HearUSA granted to the Seller a perpetual, non-transferable, non-exclusive license to use proprietary customer management software related to the operation of the business acquired by the purchaser in the asset sale. The license is valid for use by the purchaser in Canada.

As a result of the sale, the operations of the Canadian division have been discontinued and, accordingly, these operating results are segregated and reported as discontinued operations in the accompanying consolidated statements of operations for all periods presented.

The Canadian division's results of operations for the years ended December 26, 2009 and December 27, 2008, and the gain on sale of the division for the year ended December 26, 2009 were as follows:

| | For the Years Ended | |
|---|---|---|
| | December 26, 2009 | December 27, 2008 |
| (Dollars in Thousands) | | |
| Revenue | $ 4,580 | $ 16,691 |
| Cost and expenses | 3,810 | 13,240 |
| Income before provision of income taxes | $ 770 | $ 3,451 |
| Income tax expense (benefit) | (261) | 295 |
| Income from discontinued operations | $ 1,031 | $ 3,156 |
| Gain on sale of discontinued operations, net of applicable tax of $1,236 | $ 931 | $ — |
| **Income from discontinued operations – basic and diluted** | $ 0.04 | $ 0.08 |

Income tax expense of $1.3 million on the gain on sale represents an effective tax rate of approximately 57%, which primarily results from the excess of the basis of goodwill applicable to the sale for financial reporting purposes over the tax basis.

December 26, 2009 results reflect operations through the April 27, 2009 sale date.

The following is a summary of the net assets sold or allocated to the asset sale as of the April 27, 2009 closing date and December 27, 2008 (in thousands):

| | April 27, 2009 | December 27, 2008 |
|---|---|---|
| Current Assets | $ 1,918 | $ 2,399 |
| Property and equipment | 473 | 505 |
| Goodwill | 16,810 | 16,268 |
| Intangible assets, net | 2,732 | 2,793 |
| Current liabilities | (105) | (99) |
| Foreign currency translation adjustment | (1,338) | (1,249) |
| Net assets allocated to asset sale | $ 20,490 | $ 20,617 |

## 4. Business Acquisitions

During 2009, the Company acquired the assets of nine hearing care centers in Michigan and California in three separate transactions. Consideration paid was cash of approximately $1.4 million and notes payable with an estimated fair value of approximately $1.3 million. In connection with these acquisitions, the Company used approximately $973,000 of its acquisition line of credit with Siemens. (see Note 7 — Long-term Debt). The acquisitions resulted in additions to goodwill of approximately $2.3 million, fixed assets of approximately $72,000 and customer lists and non-compete agreements of approximately $379,000. Transaction costs of $15,000 were included as general and administrative expenses in the Consolidated Statement of Operations for the year ended December 26, 2009.

During 2008, the Company acquired the assets of twenty hearing care centers in New York, Michigan, Florida, North Carolina, California and the Province of Ontario in thirteen separate transactions. Consideration paid was cash of approximately $3.6 million and notes payable with an estimated fair value of approximately $3.0 million. The Company drew approximately $3.5 million on its acquisition line of credit with Siemens to fund these acquisitions (see Note 7 — Long-term Debt). The acquisitions resulted in additions to goodwill of approximately $5.4 million, fixed assets of approximately $126,000, customer lists and non-compete agreements of approximately $1.2 million.

No proforma information has been included for 2009 and 2008 because the impact is not material.

The acquisition notes payable bear interest at rates varying from 5% to 7% and have been discounted using a market rate of 10%. The notes are payable in quarterly installments varying from $3,000 to $83,000, plus accrued interest, through December 2013. The operating results of these acquired businesses are included in our consolidated statements of operations from the effective date of the acquisition.

The allocated value of the customer lists, non-compete agreements and contracts were recorded as intangible assets on the consolidated balance sheets.

Goodwill recorded as a result of an asset-based acquisition in the United States is generally deducted over a 15 year period for tax purposes.

## 5. Property and Equipment and Leases

Property and equipment consists of the following (Dollars in thousands):

| | Range of Useful Lives | December 26, 2009 | December 27, 2008 |
|---|---|---|---|
| Equipment, furniture and fixtures | 5 – 10 years | $ 13,642 | $ 13,776 |
| Leasehold Improvements | Lesser of life of lease or asset life | 7,608 | 7,930 |
| Computer systems | 3 years | 3,553 | 3,686 |
| Construction in progress | N/A | 67 | 555 |
| | | 24,870 | 25,947 |
| Less accumulated depreciation and amortization | | 20,849 | 21,071 |
| | | $ 4,021 | $ 4,876 |

Equipment subject to capital leases totaled approximately $2.7 million and $2.1 million in 2009 and 2008, respectively. Accumulated depreciation on equipment subject to capital leases was $1.9 million and $1.5 million in 2009 and 2008, respectively. Included in depreciation and amortization is approximately $419,000 and $250,000 in amortization expense related to equipment subject to capital lease obligations.

Total estimated future depreciation expense for the Company's current property and equipment are as follows (in thousands):

| | |
|---|---|
| 2010 | $ 1,227 |
| 2011 | 773 |
| 2012 | 597 |
| 2013 | 431 |
| 2014 | 170 |
| Thereafter | 823 |

Depreciation expense was $1.5 million in 2009 and $1.3 million in 2008.

The Company leases facilities primarily for hearing centers. These are located in retail shopping areas and have terms expiring through 2015. The Company recognizes rent expense on a straight-line basis over the lease term. The leases have renewal clauses of 1 to 10 years at the option of the Company. The difference between the straight-line and actual payments is due to escalating rents in the lease contracts and is included in accrued expenses in the accompanying consolidated balance sheets. Equipment and building rent expense under operating leases in 2009 and 2008 was approximately $8.7 million and $8.1 million, respectively.

Approximate future minimum rental commitments under operating leases are as follows (in thousands):

| | |
|---|---|
| 2010 | $ 6,292 |
| 2011 | 4,120 |
| 2012 | 2,596 |
| 2013 | 1,645 |
| 2014 | 1,036 |
| Thereafter | 735 |

## 6. Goodwill and Intangible Assets

A summary of changes in the Company's goodwill during the years ended December 26, 2009 and December 27, 2008, by business segment are as follows (Dollars in thousands):

| | December 27, 2008 | Additions | Sale of Canadian Operations | Currency Translation | December 26, 2009 |
|---|---|---|---|---|---|
| Centers | $ 65,073 | $ 2,288 | (16,810) | $ 64 | $ 50,615 |
| Network | 880 | — | — | — | 880 |
| | $ 65,953 | $ 2,288 | (16,810) | $ 64 | $ 51,495 |

| | December 29, 2007 | Additions | Sale of Canadian Operations | Currency Translation | December 27, 2008 |
|---|---|---|---|---|---|
| Centers | $ 62,254 | $ 5,229 | $ — | $ (2,410) | $ 65,073 |
| Network | 880 | — | — | — | 880 |
| | $ 63,134 | $ 5,229 | $ — | $ (2,410) | $ 65,953 |

***Impairment Assessments***

Goodwill and certain intangible assets with indefinite lives are not amortized, but instead are reviewed for impairment annually or more frequently if impairment indicators arise. The Company has selected the first day of the fourth quarter as the annual impairment testing date.

As a result of the asset sale in April 2009 described in Note 3 and the allocation of approximately $16.8 million of goodwill to the disposed component of the centers reporting unit, we performed a step one goodwill impairment assessment, which indicated no impairment.

At December 26, 2009 and December 27, 2008, the Company's market capitalization of approximately $66.1 million and $26.2 million, respectively, exceeded the book value of its three reporting units and there were no indicators of impairment. We will continue to monitor market trends in our business, the related expected cash flows and our market capitalization for purposes of identifying possible indicators of impairment. Should our book value per share exceed our market share price or we have other indicators of impairment, as previously discussed, we will be required to review our remaining long-lived assets for impairment and perform an interim step one impairment analysis, which may lead to a step two analysis resulting in goodwill impairment.

As of December 26, 2009 and December 27, 2008, intangible assets consisted of the following:

| (Dollars in Thousands) | December 26, 2009 | December 27, 2008 |
|---|---|---|
| Amortizable intangible assets: | | |
| Customer lists | $ 10,022 | $ 11,532 |
| Non-Compete agreements | 696 | 1,259 |
| Computer Software | 2,030 | 1,581 |
| Accumulated amortization – customer list | (3,810) | (4,102) |
| Accumulated amortization – non-compete | (444) | (475) |
| Accumulated amortization – computer software | (1,600) | (1,534) |
| Amortizable intangible assets, net | 6,894 | 8,261 |
| Trademark and trade names | 5,900 | 7,347 |
| Intellectual property | 22 | 22 |
| | $ 12,816 | $ 15,630 |

The aggregate amortization expense was $791,000 in 2009 and $1.1 million in 2008.

Annual estimated future amortization expense for intangible assets is as follows (in thousands):

| | |
|---|---|
| 2010 | $ 863 |
| 2011 | 774 |
| 2012 | 721 |
| 2013 | 637 |
| 2014 | 584 |
| Thereafter | 3,315 |

The weighted average amortization period for customer lists and non compete agreements is 22 years and 3 years, respectively, for both 2009 and 2008 acquisitions.

## 7. Long-term Debt (also see Notes 3 and 4)

Long-term debt consists of the following:

| (Dollars in Thousands) | December 26, 2009 | December 27, 2008 |
|---|---|---|
| Notes payable to a Siemens | | |
| Tranche B | $ 4,387 | $ 5,552 |
| Tranche C | 30,870 | 41,109 |
| Total notes payable to Siemens | 35,257 | 46,661 |
| Notes payable from business acquisitions and other | 6,865 | 9,353 |
| | **42,122** | **56,014** |
| Less current maturities | 5,983 | 6,915 |
| | **$ 36,139** | **$ 49,099** |

The approximate aggregate maturities on long-term debt obligations in years following 2009 are as follows (in thousands):

| | |
|---|---|
| 2010 | $ 6,167 |
| 2011 | 4,921 |
| 2012 | 3,148 |
| 2013 | 2,534 |
| 2014 | 2,354 |
| Thereafter | 23,301 |

Notes payable from business acquisitions and other includes capital lease obligations. The approximate aggregate maturities on capital lease obligations in years following 2009 are $332,000 in 2010, $258,000 in 2011, $188,000 in 2012, $133,000 in 2013 and $43,000 in 2014.

***Notes Payable to Siemens***

The Company has entered into credit, supply, investor rights and security agreements with Siemens Hearing Instruments, Inc. ("Siemens"). The term of the current agreements extends to February 2015.

Pursuant to these agreements, Siemens has extended to the Company a $50 million credit facility and the Company has agreed to purchase at least 90% of its hearing aid purchases from Siemens and its affiliates. If the 90% minimum purchase requirement is met, the Company earns rebates which are then used to liquidate principal and interest payments due under the credit agreement. When the agreements were amended on December 23, 2008, $6.2 million of accounts payable under the supply agreement was converted into long term debt under the credit agreement and an additional $3.8 million of trade payables under the supply agreement were paid in 6.4 million shares of the Company's common stock at a conversion price of $0.60 a share. Equity conversion provisions previously in the credit agreement were eliminated.

***Amended Credit Agreement***

The credit agreement, as amended in December 2008, includes a revolving credit facility of $50 million that bears interest at 9.5%, matures in February 2015 and is secured by substantially all of the Company's assets. Amounts available to be borrowed under the credit facility are to be used solely for acquisitions unless otherwise approved by Siemens. Borrowings under the credit facility are accessed through Tranche B and Tranche C. Approximately $4.4 million has been borrowed under Tranche B for acquisitions and $30.9 million has been borrowed under Tranche C. Borrowing for acquisitions under Tranche B is generally based upon a formula equal to 1/3 of 70% of the acquisition target's trailing 12 months revenues, and any amount greater than that may be borrowed under Tranche C with Siemens' approval. Principal borrowed under Tranche B was repaid quarterly at a rate of $65 per Siemens unit purchased by the acquired businesses through September 2009. In October 2009, the parties agreed to reduce the rebate to a rate of $50, per Siemens' unit purchased, by the acquired businesses in exchange for more favorable pricing. Principal borrowed under Tranche C is repaid at $500,000 per quarter. The required quarterly principal and interest payments on Tranches B and C are forgiven by Siemens through rebate credits of similar amounts as long as 90% of hearing aid units purchased by the Company are Siemens' products. Amounts not forgiven through rebate credits are payable in cash each quarter. The Company has met the minimum purchase requirements of the arrangement since inception of the arrangement with Siemens.

The credit agreement requires that the Company reduce the principal balance by making annual payments in an amount equal to 20% of Excess Cash Flow (as defined in the credit agreement), and by paying Siemens 50% of the proceeds of any net asset sales (as defined) and 25% of proceeds from any equity offerings the Company may complete. The Company did not have any Excess Cash Flow (as defined) in fiscal 2009 or fiscal 2008. In 2009 the Company paid Siemens approximately $8.1 million of the proceeds received from the sale of the Company's Canadian operations in 2009.

The credit facility also imposes certain financial and other covenants on the Company which are customary for loans of this size and nature, including restrictions on the conduct of the Company's business, the incurrence of indebtedness, merger or sale of assets, the modification of material agreements, changes in capital structure and making certain payments. If the Company cannot maintain compliance with the covenants, Siemens may terminate future funding under the credit agreement and declare all then outstanding amounts under the agreement immediately due and payable. At December 26, 2009 the Company was in compliance with the Siemens loan covenants.

***Amended Supply Agreement***

The supply agreement as amended in December 2008 extends to February 2015 and requires the Company to purchase at least 90% of its hearing aid purchases from Siemens and its affiliates. The 90% requirement is computed on a cumulative four consecutive quarters. The Company has met the minimum purchase requirements of the supply agreement since inception of the arrangement with Siemens. Approximately $40.9 million has been rebated since the Company entered into this arrangement in December 2001.

Additional quarterly volume rebates of $156,250, $312,500 or $468,750 can be earned by meeting certain quarterly volume tests. These rebates reduce the principal due on the credit facility. Additional volume rebates of $821,250 and $1.1 million were recorded in 2009 and 2008, respectively.

All rebates earned are accounted for as a reduction of cost of products sold.

The following table summarizes the rebate structure:

| | Calculation of Pro Forma Rebates to HearUSA when at Least 90% of Units Purchased are from Siemens [1] | | | |
|---|---|---|---|---|
| | Quarterly Siemens Unit Sales Compared to Prior Years' Comparable Quarters | | | |
| | 90% but < 95% | 95% to 100% | > 100 < 125% | 125% and > |
| Acquisition rebate [2] | $ 50/unit | $ 50/unit | $ 50/unit | $ 50/unit |
| | Plus | Plus | Plus | Plus |
| Notes payable rebate | $ 500,000 | $ 500,000 | $ 500,000 | $ 500,000 |
| Additional volume rebate | — | 156,250 | 312,500 | 468,750 |
| Interest forgiveness rebate [3] | 1,187,500 | 1,187,500 | 1,187,500 | 1,187,500 |
| | $ 1,687,500 | $ 1,843,750 | $ 2,000,000 | $ 2,156,250 |

(1) Calculated using trailing twelve month units purchased by the Company

(2) Siemens units purchased by acquired businesses ($65 per unit through September 2009 and $50 per unit thereafter)

(3) Assuming the $50 million of the line of credit is fully utilized

The following table shows the rebates received from Siemens pursuant to the supply agreement during each of the following periods:

| | Years Ended | |
|---|---|---|
| (Dollars in Thousands) | December 26, 2009 | December 27, 2008 |
| Portion applied against quarterly principal payments | $ 3,420 | $ 3,783 |
| Portion applied against quarterly interest payments | 3,815 | 2,832 |
| | $ 7,235 | $ 6,615 |

The supply agreement may be terminated by either party upon a material breach of the agreement by the other party. In addition, HearUSA may terminate the supply agreement in the event Siemens acquires a business which is directly competitive to the business of the Company. Termination of the supply agreement or a material breach of the supply agreement may be deemed to be a breach of the credit agreement and Siemens would have the right to declare all amounts outstanding under the credit facility immediately due and payable. Termination of the supply agreement could have a material adverse effect on the Company's financial condition and continued operations.

***Amended Investor Rights Agreement***

Pursuant to the amended investor rights agreement, the Company granted Siemens:

- Resale registration rights covering the 6.4 million shares of common stock acquired by Siemens on December 23, 2008 under the Siemens Purchase Agreement. The Company completed the registration of these shares for resale in the second quarter of 2009.

- Certain rights of first refusal in the event the Company chooses to issue equity or if there is a change of control transaction involving a person in the hearing aid industry for a period of 18 months following the December 23, 2008 amendment. Thereafter Siemens will have a more limited right of first refusal and preemptive rights for the term of the agreement.

- The rights to have a representative of Siemens attend meetings of the Board of Directors of the Company as a nonvoting observer.

A willful breach of the Company's resale registration obligations under the investor rights agreement may be deemed to be a breach of the credit agreement and Siemens would have the right to declare all amounts outstanding under the credit facility immediately due and payable.

***Notes Payable from Business Acquisitions and Other***

Notes payable from business acquisitions and other are primarily notes payable related to acquisitions of hearing care centers and total approximately $5.9 million and $8.6 million at December 26, 2009 and December 27, 2008, respectively. They have a face value of $6.2 million and $9.2 million at December 26, 2009 and December 27, 2008, respectively and are payable in monthly or quarterly installments of principal and interest varying from $3,000 to $83,000 over periods varying from two to five years, bearing interest at rates varying from 5% to 7%. The notes have been discounted using market rates ranging from 9.5% to 10%. The discount is being accreted over the term of the notes on the effective interest method. Accreted discount of $314,000 and $421,000 has been included in interest expense in the years ended December 26, 2009 and December 27, 2008. The unamortized discounts on the notes payable were $304,000 and $618,000 at December 26, 2009 and December 27, 2008, respectively.

Other notes payable relate mostly to capital leases totaling approximately $954,000 and $694,000 at December 26, 2009 and December 27, 2008, respectively, payable in monthly or quarterly installments varying from $400 to $10,000 over periods varying from one to five years and bear interest at rates varying from 4.6% to 16.7%.

**8. Subordinated Notes and Warrants**

On August 22, 2005, the Company completed a private placement of $5.5 million three-year subordinated notes ("Subordinated Notes") with warrants ("Note Warrants") to purchase approximately 1.5 million shares of the Company's common stock at $2.00 per share expiring in August 2010. The Note Warrants are all currently exercisable. The quoted closing market price of the Company's common stock on the commitment date for this transaction was $1.63 per share. The Subordinated Notes bore interest at 7% per annum and were subordinate to the Siemens debt. Proceeds from this financing were used to redeem all of the Company's 1998-E Series Convertible Preferred Stock. The Subordinated Notes were paid in full in August of 2008.

During 2008 approximately $247,000 in interest expense was recorded related to this financing, including non-cash prepaid finder fees and debt discount amortization charges of approximately $122,000.

**9. Fair Value**

As of December 26, 2009 and December 27, 2008, the fair value of the Company's long-term debt is estimated at approximately $43.3 million and $56.0 million, respectively, based on discounted cash flows and the application of the fair value interest rates applied to the expected cash flows, which is consistent with its carrying value. The Company has determined that the long-term debt is defined as Level 2 in the fair value hierarchy. Fair value estimates are made at a specific point in time, based on relevant market information about the financial instrument.

The book values of cash equivalents, accounts receivable and accounts payable approximate their respective fair values due to the short-term nature of these instruments. These are Level 1 in the fair value hierarchy.

The inputs used in measuring fair value into the fair value hierarchy are as follows:

Level 1 Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 Inputs other than quoted prices included in Level 1 that are either directly or indirectly observable;

Level 3 Unobservable inputs in which little or no market activity exists, therefore requiring an entity to develop its own assumptions about the assumptions that market participants would use in pricing.

Assets or liabilities that have recurring fair value measurements are shown below as of December 26, 2009 (in thousands):

| Description | Total as of December 26, 2009 | Level 1 | Level 2 |
|---|---|---|---|
| Short-term marketable securities | $ 4,106 | $ 4,106 | — |
| Warrant liability | $ 222 | $ — | $ 222 |

The Company did not own any marketable securities at December 27, 2008. The warrant liability at December 27, 2008 was $52,000.

The Company's short-term marketable securities primarily consist of money market mutual funds invested in U.S. treasury securities generally maturing in three months or less. These securities are classified as available for sale. There was no unrealized gain or loss as of or for the year ended December 26, 2009.

There are no assets or liabilities measured at fair value on a non-recurring basis during the year ended December 26, 2009 other than those acquired in business combinations, which are discussed in Note 4.

The fair value of financial instruments represents the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. Fair value estimates are made at a specific point in time, based on relevant market information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment, and therefore cannot be determined with precision. The assumptions used have a significant effect on the estimated amounts reported.

Effective December 28, 2008 we adopted guidance related to determining whether an instrument or embedded feature is indexed to an entity's own stock. This guidance applies to any freestanding financial instruments or embedded features that have the characteristics of a derivative and to any freestanding financial instruments that are potentially settled in an entity's own common stock. As a result of adopting this accounting guidance, outstanding common stock purchase warrants to purchase 200,000 common shares that were previously treated as equity pursuant to the derivative treatment exemption, were no longer afforded equity treatment. These warrants have an exercise price of $0.60 per share and expire on October 1, 2010. As such, effective December 28, 2008 we reclassified the fair value of these common stock purchase warrants, which have exercise price reset features, from equity to liability status as if these warrants were treated as a derivative liability since their date of issue in December, 2003. On

December 28, 2008, we reclassified from additional paid-in capital, as a cumulative effect adjustment, $56,000 to beginning accumulated deficit and $52,000 to a warrant liability to recognize the fair value of these warrants on such date. The fair value of these common stock purchase warrants increased to $222,000 million as of December 26, 2009. We recognized a loss of $170,000 for the change in the fair value of these warrants for the year ended December 26, 2009.

These common stock purchase warrants were initially issued in connection with our December 2003 issuance of convertible debt, which was subsequently paid. The common stock purchase warrants were not issued with the intent of effectively hedging any future cash flow, fair value of any asset, liability or any net investment in a foreign operation. The warrants do not qualify for hedge accounting, and as such, all future changes in the fair value of these warrants will be recognized currently in earnings until such time as the warrants are exercised or expire.

These common stock purchase warrants do not trade in an active securities market, and as such, we estimate the fair value of these warrants using the Black-Scholes option pricing model using the following assumptions:

| | December 26, 2009 | December 27, 2008 |
|---|---|---|
| Annual dividend yield | — | — |
| Expected life (years) | 0.8 | 1.7 |
| Risk-free interest rate | 0.4% | 0.9% |
| Expected volatility | 70% | 85% |

Expected volatility is based primarily on historical volatility. Historical volatility was computed using daily pricing observations for recent periods that correspond to the last twelve months. We believe this method produces an estimate that is representative of our expectations of future volatility over the expected term of these warrants. We currently have no reason to believe future volatility over the expected remaining life of these warrants is likely to differ materially from historical volatility. The expected life is based on the remaining term of the warrants. The risk-free interest rate is based on one year U.S. treasury note rates.

### 10. Stockholders' Equity

#### A. Common Stock

During 2009, employee stock options for approximately 19,000 shares of common stock were exercised, at a weighted average exercise price of $0.67 per share. During 2008, employee stock options for approximately 210,000 shares of common stock were exercised, at a weighted average exercise price of $0.69 per share and approximately 6.4 million shares of common stock were issued to Siemens in connection with the conversion of $3.8 million in outstanding trade payables, at a conversion price equal to $0.60 per share.

#### B. Series J Preferred Stock

The Series J Preferred Stock has a stated value of $10,000 per share and is non-convertible and non-voting. The holders of the Series J Preferred Stock are entitled to receive cumulative dividends, in cash, at a rate of 6% per year. Dividends earned but not paid on the applicable dividend payment date will bear interest at a rate of 18% per year payable in cash unless the holders and the Company agree that such amounts may be paid in shares of common stock.

The Company has the right to redeem all or a portion of the Series J Preferred Stock for a redemption price equal to the stated value plus accrued and unpaid dividends at any time. The holders of the Series J Preferred Stock have the right to require the Company to redeem the Series J Preferred Stock at a price of 120% of the stated value plus any accrued and unpaid dividends upon approval by the Company's Board of Directors after a change of control. There is no time limit for the Company or the holders to redeem the Series J Preferred Stock.

In the event of liquidation, dissolution or winding up of the Company prior to the redemption of the Series J Preferred Stock, the holders of the Series J Preferred Stock will be entitled to receive the stated value per share plus any accrued and unpaid dividends before any distribution or payment is made to the holders of any junior securities. In the event that the assets of the Company are insufficient to pay the full amount due the holders of the Series J Preferred Stock and any holders of securities equal in ranking, such holders will be entitled to share ratably in all assets available for distribution.

During 2009 and 2008 approximately $136,000 and $139,000, respectively of the 6% dividend on the Series J Preferred Stock is included in the caption Dividends on Preferred Stock in the accompanying Consolidated Statements of Operations.

***C. Shareholder Rights Plan***

On November 16, 2009, the Company amended and restated its amended and restated rights agreement originally dated December 14, 1999 and subsequently amended on July 11, 2002 (the "Rights Agreement"). Pursuant to the Rights Agreement, a dividend of one preferred share purchase right (a "Right") which is attached and trades with each share of common stock was declared and paid to the stockholders of record on December 31, 1999. The Rights will be exercisable only if a person or group acquires 15% or more of the Company's common stock. The Rights entitle the holder to purchase one one-hundredth of a share of Series H Junior Participating Preferred Stock at an exercise price of $10.00 and will expire on November 16, 2019. (See Note 9D.)

If any person or group (other than the Company, any subsidiary of the Company or any employee benefit plan of the Company) acquires 15% or more of the Company's outstanding voting stock, without the prior written consent of the Board or pursuant to a Permitted Offer (as defined in the Rights Agreement), each Right, except those held by such persons, would entitle each holder of a Right to acquire such number of shares of the Company's common stock as shall equal the result obtained by multiplying the then current Purchase Price (as defined in the Rights Agreement) by the number of one one-hundredths of a share of Preferred Stock for which a Right is then exercisable and dividing that product by 50% of the then current per share market price of Company common stock.

If any person or group (other than the Company, any subsidiary of the Company, any employee benefit plan of the Company or certain affiliated entities) acquires more than 15% but less than 50% of the outstanding Company common stock without prior written consent of the Board of Directors, each Right, except those held by such persons, may be exchanged by the Board of Directors for one share of Company common stock.

If the Company were acquired in a merger or other business combination transaction where the Company is not the surviving corporation or where Company common stock is exchanged or changed or 50% or more of the Company's assets or earnings power is sold in one or several transactions, other than pursuant to a Permitted Offer, each Right would entitle the holders thereof (except for the acquiring person) to receive such number of shares of the acquiring company's common stock as shall be equal to the result obtained by multiplying the then current Purchase Price by the number one one-hundredths of a share of Preferred Stock for which a Right is then exercisable and dividing that product by 50% of the then current market price per share of the common stock of the acquiring company on the date of such merger or other business combination transaction.

***D. Series H Junior Participating Preferred Stock***

See "Shareholder Rights Plan," above. The Series H Junior Participating Preferred Stock is subject to the rights of the holders of any shares of any series of preferred stock of the Company ranking prior and superior to the Series H Junior participating Preferred Stock with respect to dividends. The holders of shares of Series H Junior Participating Preferred, in preference to the holders of shares of common stock, and any other junior stock, shall be entitled to receive dividends, when, as and if declared by the Board of Directors out of funds legally available therefore.

***E. Warrants***

No warrants were issued or exercised during 2009. During 2008, approximately 260,000 warrants expired and no warrants were issued or exercised.

The aggregate number of common shares reserved for issuance upon the exercise of warrants was approximately 2.5 million as of December 26, 2009.

The expiration date and exercise prices of the outstanding warrants are as follows (in thousands):

| Outstanding Warrants | Expiration Date | Exercise Price |
|---|---|---|
| 40 | 2010 | 1.25 |
| 200 | 2010 | 0.60 |
| 560 | 2010 | 1.31 |
| 1,555 | 2010 | 2.00 |
| 100 | 2010 | 1.56 |
| 2,455 | | |

***F. Aggregate and per Share Cumulative Preferred Dividends***

As of December 26, 2009 there were no arrearages in cumulative preferred dividends/premiums.

***G. Exchangeable Shares***

Immediately following the effective combination of the Company and Helix Hearing Care of America, Inc. in July 2002, each outstanding Helix common share, other than shares held by dissenting Helix stockholders who were paid the fair value of their shares and shares held by the Company, were automatically exchanged for, at the election of the holder, 0.3537 fully-paid and non-assessable exchangeable shares ("Exchangeable Shares") of HEARx Canada, Inc., or 0.3537 shares of HearUSA, Inc. common stock. The Exchangeable Shares were the economic equivalent of HearUSA, Inc. common stock. In 2009 each of the approximately 505,000 Exchangeable Shares were exchanged for one share of HearUSA, Inc. common stock.

## 11. Stock-Based Benefit Plans

### *A. Stock Options and Awards*

On June 29, 2009, the stockholders of HearUSA approved the Amended and Restated 2007 Employee Incentive Compensation Plan ("2007 Plan"). The 2007 Plan is administered by the Board of Directors and permits the grant of stock options (incentive and non-qualified), stock appreciation rights, restricted shares, performance shares and other stock-based awards to officers, employees and certain non-employees for up to 4.5 million shares of common stock. Under the 2007 Plan, officers, certain other employees and non-employee directors may be granted options to purchase the Company's common stock at a price equal to the closing price of the Company's common stock on the date the option is granted. All options have a term of not greater than 10 years from the date of grant. Options issued generally vest 25% on each anniversary of the date of the grant over 4 years. A restricted stock unit is an award covering a number of shares of HearUSA common stock that may as determined by the Company be settled in cash or by issuance of those shares, which may consist of restricted stock. Restricted stock units generally vest in four installments with 25% of the shares vesting on each anniversary of the date of grant over 4 years. For financial reporting purposes, stock-based compensation expense is included in general and administrative expenses.

Stock options and awards were granted to employees under the 1987 Stock Option Plan, the 1995 Flexible Stock Plan and the 2002 Flexible Stock Plan. The 1987 Stock Option and the 1995 Flexible Stock Plans expired and no further option grants can be made under these plans. The expiration of these plans did not affect the options still outstanding. Options granted under the 2002 Flexible Stock Plan generally vest over 4 years and expire after 10 years. The 2002 Flexible Stock Plan was approved by the stockholders, is administered by the Board of Directors and permits the grant of stock options (incentive and non-qualified), stock appreciation rights, restricted shares, performance shares and other stock-based awards to officers, employees and certain non-employees for up to 5 million shares of common stock.

On December 26, 2009, employees of the Company held options permitting them to purchase an aggregate of approximately 6.3 million shares of common stock at prices ranging from $0.35 to $5.75 per share. Options are exercisable for periods ranging from five to ten years commencing one year following the date of grant and are generally exercisable in cumulative annual installments of 25 percent per year.

### *Stock-Based Compensation*

Under the terms of the Company's stock option plans, officers, certain other employees and non-employee directors may be granted options to purchase the Company's common stock at a price equal to the closing price of the Company's common stock on the date the option is granted. We recognize stock-based compensation expense based on the estimated grant date fair value using a Black-Scholes valuation model. Stock-based compensation expense is included in general and administrative expenses and totaled approximately $981,000 (of which approximately $85,000 relates to restricted stock units) and $849,000 in 2009 and 2008, respectively.

During 2008, the Company extended the exercise period relating to 400,000 fully vested options held by Dr. Paul Brown as part of his 2008 retirement agreement. As a result of this modification, the Company recognized additional stock-based compensation of approximately $91,000, which is included in the $849,000 of stock compensation included in general and administrative expense for the year ended December 27, 2008.

***Stock-based Payment Award Activity***

The following table summarizes activity under our equity incentive plans:

| (Options in Thousands) | Shares | Weighted Average Exercise | Weighted Average Remaining Contractual Term (in Years) | Aggregate Intrinsic Value |
|---|---|---|---|---|
| Outstanding at December 27, 2008 | 5,356 | $ 1.30 | | |
| Granted | 1,210 | $ 0.71 | | |
| Exercised | (19) | $ 0.67 | | $ 11 |
| Forfeited/expired/cancelled | (280) | $ 2.01 | | |
| Outstanding at December 26, 2009 | 6,267 | $ 1.16 | 6.01 | $ 2,532 |
| Exercisable at December 26, 2009 | 4,116 | $ 1.19 | 4.50 | $ 1,566 |

The intrinsic value of the options exercised in the years ended December 26, 2009 and December 27, 2008 was $11,000 and $143,000, respectively.

The following table summarizes outstanding and exercisable options under our equity incentive plans as of December 26, 2009:

(Options in Thousands)

| | Options Outstanding | | | Options Exercisable | |
|---|---|---|---|---|---|
| Range of Exercise Price | Number Outstanding | Average Remaining Contractual Life | Weighted Average Exercise Price | Number Exercisable | Weighted Average Exercise Price |
| $.35 – $.77 | 2,048 | 5.65 | $ 0.47 | 1,148 | $ 0.42 |
| $.78 – $2.00 | 4,075 | 6.32 | $ 1.44 | 2,824 | $ 1.41 |
| $2.01 – $5.75 | 144 | 2.51 | $ 2.89 | 144 | $ 2.89 |
| | 6,267 | | | 4,116 | |

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the quoted price of our common stock for the options that were in-the-money at December 26, 2009. There was approximately $1.8 million of total unrecognized compensation cost related to share-based compensation under our stock award plans as of December 26, 2009. That cost is expected to be recognized over the remaining average life of 6 years as of December 26, 2009. At December 26, 2009, the aggregate intrinsic value of the employee and non-employee director options outstanding and exercisable was approximately $2.5 million, of which $188,000 is non-employee director aggregate intrinsic value.

***B. Restricted Stock Units***

Restricted Stock Units

The Company began granting restricted stock units pursuant to its 2002 Flexible Stock Plan and Amended and Restated 2007 Incentive Compensation Plan in 2008. Restricted stock units are awards that, upon vesting, will result in the delivery to the holder shares of the Company's common stock. Some restricted stock units are service based and vest ratably over a period of time, and some are performance-based and subject to forfeiture if certain performance criteria are not met.

During 2009, we granted a range of 170,000 to 255,000 performance-based restricted stock units to certain employees that may vest in three equal tranches over each of the next three years. These performance based awards are subject to forfeiture if certain performance criteria are not met. During 2008, we granted to our executive officers a range of 136,500 to 345,500 restricted stock units with performance based vesting provisions. These units were forfeited because the performance criteria were not met.

During 2008, we granted to our executive officers 136,500 restricted stock units with service based vesting provisions.

Using the most probable award, the company recorded approximately $85,000 in stock-based compensation expense (included in total stock-based compensation expense of approximately $981,000) in 2009 related to the vesting of 75% of the performance based restricted stock units granted in 2009.

A summary of the Company's restricted stock unit activity and related information for the year ended December 26, 2009 and December 27, 2008 is as follows:

| | Service-Based Restricted Stock Units [(1)] | Performance-Based Restricted Stock Units [(1)] |
|---|---|---|
| Awarded | 136,500 | — |
| Vested | — | — |
| Forfeited | — | — |
| Outstanding Balance at December 27, 2008 | 136,500 | — |
| Awarded | — | 190,000 |
| Vested | (45,500) | — |
| Forfeited | — | — |
| Outstanding at December 26, 2009 | 91,000 | 190,000 |

(1) Each stock unit represents the fair market value of one share of common stock. The table reflects the most probable award.

The fair value of the 45,500 shares vested during 2009 was approximately $24,000. The weighted average grant-date fair value per share for the restricted stock units was $1.03 with a weighted average remaining contractual term of 2.16 years at December 26, 2009.

Based on the closing price of the Company's common stock of $1.49 on December 26, 2009, the total pretax value of all outstanding restricted stock units on that date was approximately $516,000.

***C. Non-Employee Director Non-Plan Grant***

Certain members of the Board of Directors held options to purchase 100,000 shares of common stock for $0.35 per share at December 26, 2009. The options expire on April 1, 2013. The options were issued in 2003, vested after one year and have a ten-year life.

**12. Major Customers and Suppliers**

During 2009 and 2008 no customer accounted for more than 10% or more of net revenues.

Approximately 93.0% of all hearing aids purchased in 2009 and 2008 were purchased from Siemens. As described in Note 7, the Company is a party to a supply agreement with Siemens whereby the Company has agreed to purchase minimum levels from Siemens. Although there are a limited number of manufacturers of hearing aids, management believes that other suppliers could provide similar hearing aids on comparable terms. In the event of a disruption of supply from Siemens, the Company could obtain comparable products from other manufacturers. The Company has not experienced any significant disruptions in supply in the past.

**13. Related Party Transactions**

The Company is party to a capitation contract with an affiliate of its minority owner, the Permanente Federation LLC (the "Kaiser Plan") a member of its consolidated joint venture, HEARx West, LLC. Under the terms of the contract, HEARx West is paid an amount per enrollee of the Kaiser Plan, to provide a once every three years benefit on certain hearing products and services. During 2009 and 2008 approximately $8.1 million and $8.4 million, respectively, of capitation revenue from this contract is included in net hearing aids and other product revenues in the accompanying consolidated statements of operations.

**14. AARP Contract**

The Company entered into a Hearing Care Program Services Agreement with American Association of Retired Persons ("AARP"), Inc. and AARP Services, Inc. (the "Services Agreement"), and an AARP License Agreement with AARP, Inc. (the "License Agreement"), pursuant to which the Company will provide an AARP-branded discount hearing care program to AARP members.

Under the Services Agreement, the Company agreed to provide to the members of AARP in the fifty states, the District of Columbia, and the five U.S. Territories, discounts on hearing aids and related services through the Company's company-owned centers and independent network of participating hearing care providers. Hearing aids sold under the program will come with a three year limited warranty and a three year supply of batteries included in the price of the hearing aid. The Company agreed to allocate $4.4 million of our annual advertising budget to promote the AARP program, including the contribution of 9.25% ($407,000) of that amount to AARP's marketing cooperative. No payments were made to the AARP's marketing cooperative during 2009 or 2008. The Company also agreed to contribute $500,000 annually to fund an AARP sponsored education campaign to educate and promote hearing loss awareness and prevention to AARP members and to donate 1,000 hearing aids annually to be distributed free of charge to economically disadvantaged individuals who have experienced hearing loss.

The original License Agreement and Services Agreement signed August 8, 2008, had an initial term of three years ending in December 1, 2011. At the end of the term, the Company had an option to extend the term of the Services Agreement for an additional two year period.

Pursuant to the License Agreement, AARP granted the Company a limited license to use the AARP name and related trade and service marks in connection with the operation and administration of the AARP program, including the advertising and promotion of the program. The Company originally agreed to pay AARP a fixed annual royalty of $7.6 million for each year of the initial three year term of the AARP program. This commitment was recorded as a note payable at approximately $19.3 million, the fair value on the date of the agreement using an imputed interest rate of 10%. In 2008, the Company recorded non-cash interest expense of approximately $763,000 and amortization expense of approximately $391,000 related to the long-term contractual commitment to AARP and corresponding intangible asset.

On December 22, 2008, the parties amended the License Agreement to eliminate the fixed annual royalty of $7.6 million. The amended License Agreement provided for the parties to negotiate a new payment structure in good faith. The Company wrote off the remaining contractual liability of approximately $20.0 million and the intangible asset of approximately $19.1 million and recorded a gain of approximately $981,000 on the restructuring of the AARP agreement.

On August 11, 2009, the parties signed a second amendment to the Services Agreement and the License Agreement. Under the terms of the amendments, the Company will pay AARP a royalty of $50 per unit sold under the Program for calendar 2009 and 2010, $55 per unit in calendar 2011 and $60 per unit in calendar 2012. To the extent that a unit-based royalty arrangement for the Program was not allowed under applicable law in any given state, the parties agreed to establish a fixed fee for the license of the intellectual property from AARP to HearUSA for Program activities conducted in that state. In the event the parties are unable to reach agreement on whether a unit-based royalty or a fixed fee payment is required in a particular state, AARP shall have the right, in its sole discretion, to elect payment in a fixed fee. The parties agreed to a fixed fee of $29,948 per month in Florida beginning April 1, 2010 through June 10, 2010. The Parties shall mutually agree on a fixed fee amount for Florida for periods after June 10, 2010 at a later date.

The amendments also extended the existing agreements to August 31, 2012 and required that the program be made available to AARP members under the following timetable:

(a) All Company owned centers and network providers in Florida and New Jersey by the end of calendar 2009

(b) Company network providers in Illinois, Michigan, Pennsylvania, Indiana, Massachusetts, Arizona, Wisconsin, Washington, California, Georgia, Maryland, North Carolina, Virginia, Missouri, New York, Texas and Ohio by the end of calendar 2010\

(c) A combination of Company owned centers and network providers in all fifty states, the District of Columbia, and the five U.S. Territories by the end of 2011.

The Company has met the timetable for 2009. The Company agreed to use commercially reasonable efforts to expand the number of provider access points from 2,000 to 5,000 over the term of the agreements and to sustain that number throughout the remaining term of the agreements.

The parties agreed that the Company will be relieved from its obligation to make the program available to members in states where the program may be prohibited by existing laws and regulations. The parties also agreed to relieve the Company of the requirement to make annual $500,000 contributions to AARP for campaigns to educate and promote hearing loss awareness. The Company made a separate pledge to contribute $125,000 a quarter through the end of the services agreement to AARP to support efforts to educate AARP members and the general public about hearing loss awareness and prevention. The Company's pledge is conditional upon the Company's reasonable satisfaction with the progress of AARP's educational programs.

AARP shall have the right to terminate the agreements in the event the Company breaches any of its material obligations under the agreements including, but not limited to, making the program available to

AARP members under the established time table, making the marketing budget expenditures of $4.4 million per year including the allocation of 9.25% of those marketing expenses to the AARP general program, and making the royalty payments as required. In the event AARP terminates the agreements by reason of one of these identified breaches by the Company, the Company has agreed to pay AARP an additional royalty fee of $3 million if a termination occurs before August 31, 2010; $2 million if the termination occurs between September 1, 2010 and August 31, 2011; and $1 million if the termination occurs between September 1, 2011 and August 31, 2012. The Company provided AARP with a $3 million irrevocable standby letter of credit to ensure payment of the additional royalty, if required. The $3 million of cash required to collateralize the letter of credit is recorded as restricted cash in the Company's consolidated balance sheet. The amount of the standby letter of credit (and the related cash collateral) will be reduced as the potential additional royalty fee is reduced (i.e., by $1 million in August of each of the next three years).

## 15. Income Taxes

Deferred income tax assets and liabilities are determined based upon differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

The components of the income tax provision (benefit) for continuing operations for the years ended December 26, 2009 and December 27, 2008 are as follows (in thousands):

| | 2009 | 2008 |
|---|---|---|
| Current: | | |
| Federal | $ — | $ — |
| State | — | — |
| Current income tax provision | $ — | $ — |
| Deferred: | | |
| Federal and state deferred | $ 880 | $ 832 |
| Total income tax provision | $ 880 | $ 832 |

The Company has accounted for certain items (principally depreciation, intangibles and the allowance for doubtful accounts) for financial reporting purposes in periods different from those for tax reporting purposes.

We recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities, based on the technical merits of the tax position. The tax benefits recognized in our consolidated financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate resolution.

As of December 26, 2009 and December 27, 2008, we had approximately $13.6 million and $13.8 million, respectively, of total gross unrecognized tax benefits (in thousands).

| | 2009 | 2008 |
|---|---|---|
| Balance, beginning of year | $ 13,800 | $ 14,800 |
| Additions to tax provisions related to the current year | — | |
| Additions to tax provision related to prior years | — | |
| Reduction for tax provisions of prior years | (200) | (1,000) |
| Balance, end of year | $ 13,600 | $ 13,800 |

In accordance with our accounting policy, the Company recognizes accrued interest related to unrecognized tax benefits as a component of income tax expense.

The tax years 2005 – 2008 remain open to examination by the major taxing jurisdictions to which we are subject in the United States.

The tax years 2003-2008 remain open to examination by the major taxing jurisdictions to which we are subject in the Province of Canada.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's United States net deferred income taxes are as follows (In Thousands):

| | 2009 | 2008 |
|---|---|---|
| Deferred income tax assets: | | |
| Fixed assets depreciation | $ 1,103 | $ 1,082 |
| Employee stock-based compensation-non-qualified | 227 | 128 |
| Accrued severance | 75 | 223 |
| Inventory costs | 26 | 20 |
| Joint venture | 248 | 283 |
| Accrued vacation | 432 | 415 |
| Bad debts | 191 | 172 |
| Charitable contributions | 16 | 11 |
| Net operating loss carryforwards [1] | 17,829 | 22,089 |
| Total deferred tax assets | 20,147 | 24,423 |
| Less valuation allowance | (19,851) | (24,018) |
| Net deferred tax assets | $ 296 | $ 405 |
| Deferred income tax liabilities: | | |
| Amortization of definite lived intangibles | (296) | (405) |
| Amortization of indefinite lived intangibles | (2,220) | (2,220) |
| Amortization of goodwill for tax purposes | (5,115) | (4,235) |
| Total deferred tax liabilities | (7,631) | (6,860) |
| Net deferred income tax liability | $ (7,335) | $ (6,455) |

(1) The deferred tax assets for net operating loss carryforwards in 2009 and 2008 have been reduced by approximately $4.3 million as it was utilized against the dividend paid to HearUSA from Helix from the gain on sale in Canada. This amount was fully valued in prior years.

Deferred income tax assets (liabilities) Canadian operations are comprised of the following:

| | 2008 |
|---|---|
| Deferred income tax assets: | |
| Fixed assets depreciation | $ 135 |
| Net loss carryforwards | — |
| Other | 29 |
| Capital loss carryforwards | 4,695 |
| Total deferred tax assets | 4,859 |
| Less: valuation allowance | (4,695) |
| Net deferred tax assets | $ 164 |
| Deferred income tax liabilities: | |
| Amortizable intangible assets | $ (176) |
| Indefinite lived intangibles and goodwill for tax purposes | (817) |
| Total deferred income tax liability | (993) |
| Net deferred income tax liability | $ (829) |

A valuation allowance is required to reduce the deferred tax assets reported if, based on the weight of the evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

After consideration of all the evidence, both positive and negative, management has determined that a $19.9 million valuation allowance at December 26, 2009 is necessary related to the United States operations to reduce the deferred tax assets to the amount that will more likely than not be realized. The change in the valuation allowance for the current year is approximately $4.2 million. At December 26, 2009 the Company has available federal net operating loss carryforwards of approximately $47.3 million, which will expire in the year 2020.

The provision for income taxes on income (loss) from continuing operations differ from the amount computed using the Federal statutory income tax rate as follows (In Thousands):

| | 2009 | 2008 |
|---|---|---|
| Provision (benefit) at Federal statutory rate | $ 332 | $ (1,451) |
| State income taxes, net of Federal income tax effect | 35 | (155) |
| Permanent differences — Dividend | 4,001 | — |
| Nondeductible expenses | 215 | 196 |
| Change in valuation allowance | (4,167) | 2,062 |
| Other | 464 | 180 |
| Income tax expense | $ 880 | $ 832 |

***Discontinued Operations Income Taxes***

Provision was not made for U.S. or additional foreign taxes on undistributed earnings of the Company's Canadian subsidiaries in 2008. Such earnings were reinvested. Such undistributed earnings in 2008 were $3.1 million. Taxes on discontinued operations for 2009 included a current tax provision of $1.8 million and a deferred tax benefit of $829,000. The $1.8 million is included in accounts payable and was paid in February 2010.

## 16. Commitments and Contingencies

***401K Plan***

The Company established the HearUSA Inc. 401(k) plan in October 1998. All employees who have attained age 21 with at least three months of service are eligible to participate in the plan. The Company's contribution to the plan is determined from year to year by the Board of Directors. The Company's contributions to the plan were approximately $67,000 and $90,000 for the years 2009 and 2008, respectively.

***Employment and change of control agreements***

In December 2009, the Company entered into amended and restated employment agreements with two of its executive officers and entered into an employment agreement with one executive officer that provide for annual salaries, severance payments, and accelerated vesting of stock options upon termination of employment under certain circumstances or a change in control, as defined.

The Company also entered into change of control agreements with several of its other officers which provide for severance payments and acceleration of stock option vesting upon termination of employment after a change in control, as defined.

***Legal proceedings***

In the normal course of our business we may periodically become party to various claims and suits for alleged damages to persons and property, alleged violations of certain laws and alleged liabilities arising out of matters occurring during the normal operation of business. No provision has been made in these Consolidated Financial Statements for the above matters. We do not currently believe that the possible losses in respect of outstanding litigation matters would have a material adverse impact on our business, financial condition, results of operations or cash flows.

## 17. Recent Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (the "FASB") issued Accounting Standards Update ("ASU") No. 2010-06 "Fair Value Measurements and Disclosures" (ASU 2010-06"). ASU 2010-amends the guidance on fair value measurement disclosures to add new requirements for disclosures about transfers into and out of the Level 1 and 2 categories in the fair value measurement hierarchy, and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurements. The amended guidance also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. The new requirements for disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activities in Level 3 fair value measurements, which are effective for interim and annual reporting periods beginning after December 15, 2010. The Company does not anticipate that the adoption of the amended guidance on fair value measurement-related disclosures will require significant additional disclosures.

In June 2009, the FASB issued guidance for determining the primary beneficiary of a variable interest entity ("VIE"). In December 2009, the FASB issued ASU 2009-17, "Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities" ("ASU 2009-17"). ASU 2009-17 provides amendments to ASC 810 to reflect the revised guidance. The amendments in ASU 2009-17 replace the quantitative-based risks and rewards calculation for determining which reporting entity, if any, has a controlling financial interest in a VIE with an approach focused on identifying which reporting entity has the power to direct the activities of a VIE that most significantly impact the entity's economic performance and (i) the obligation to absorb losses of the entity or (ii) the right to receive benefits from the entity. The amendments in ASU 2009-17 also require additional disclosures about a reporting entity's involvement with VIEs. ASU 2009-17 is effective for annual reporting periods beginning after November 15, 2009. We do not anticipate that the adoption of this guidance will have a material impact on our financial position and results of operations or require additional disclosures.

**18. Segments**

The following operating segments represent identifiable components of the Company for which separate financial information is available. The following table represents key financial information for each of the Company's business segments, which include the operation and management of centers; the establishment, maintenance and support of an affiliated network; and the operation of an e-commerce business. The centers offer people afflicted with hearing loss a complete range of services and products, including diagnostic audiological testing, the latest technology in hearing aids and listening devices to improve their quality of life. The network, unlike the Company-owned centers, is comprised of hearing care practices owned by independent audiologists. The network revenues are mainly derived from administrative fees paid by employer groups, health insurers and benefit sponsors to administer their benefit programs as well as maintaining an affiliated provider network. E-commerce offers on-line product sales of hearing aid related products, such as batteries, hearing aid accessories and assistive listening devices. Subsequent to the sale of the Company's Canadian operations in April 2009, all of the Company's business units are located in the United States.

The following is the Company's segment information (in thousands):

| | Centers | E-commerce | Network | Corporate | Total |
|---|---|---|---|---|---|
| **For the years ended:** | | | | | |
| **Hearing aids and other products revenues** | | | | | |
| December 26, 2009 | $ 81,003 | $ 83 | $ — | $ — | $ 81,086 |
| December 27, 2008 | $ 88,205 | $ 101 | $ — | $ — | $ 88,306 |
| **Service revenues** | | | | | |
| December 26, 2009 | $ 4,831 | $ — | $ 2,261 | $ 756 | $ 7,848 |
| December 27, 2008 | $ 5,105 | $ — | $ 1,886 | $ — | $ 6,991 |
| **Income (loss) from operations** | | | | | |
| December 26, 2009 | $ 19,655 | $ (67) | $ 795 | $ (15,296) | $ 5,087 |
| December 27, 2008 | $ 15,299 | $ (141) | $ 830 | $ (15,598) | $ 390 |
| **As of and for years ended:** | | | | | |
| **December 26, 2009** | | | | | |
| Depreciation and amortization | $ 1,676 | $ — | $ 10 | $ 631 | $ 2,317 |
| Total assets | $ 66,340 | $ — | $ 915 | $ 24,058 | $ 91,313 |
| Capital expenditures | $ 821 | $ — | $ — | $ 75 | $ 896 |
| **December 27, 2008** | | | | | |
| Depreciation and amortization | $ 2,033 | $ — | $ 3 | $ 450 | $ 2,486 |
| Total assets [1] | $ 84,094 | $ — | $ 920 | $ 15,587 | $ 100,601 |
| Capital expenditures | $ 1,111 | $ — | $ — | $ 390 | $ 1,501 |

(1) Included assets disposed of in the sale of the Canadian operations of $21,965 as discussed in Note 3.

Hearing aids and other products revenues consisted of the following:

| | Years Ended | |
|---|---|---|
| | December 26, 2009 | December 27, 2008 |
| Hearing aid revenues | 97.0% | 97.5% |
| Other products revenues | 3.0% | 2.5% |

Services revenues for the Center and the Network segments consisted of the following:

| | Years Ended | |
|---|---|---|
| | December 26, 2009 | December 27, 2008 |
| Hearing aid repairs | 42.7% | 47.5% |
| Testing and other income | 57.3% | 52.5% |

Income (loss) from operations at the segment level is computed before the following, the sum of which is included in the column "Corporate" as loss from operations:

| Dollars in Thousands | Years Ended December 26, 2009 | Years Ended December 27, 2008 |
|---|---|---|
| Contract service revenue on Canadian support agreement | $ (756) | $ — |
| General and administrative expense | 15,421 | 15,148 |
| Corporate depreciation and amortization | 631 | 450 |
| Corporate loss from operations | $ 15,296 | $ 15,598 |

## Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None

## Item 9A (T). Controls and Procedures

### ***a. Evaluation of Disclosure Controls and Procedures***

In connection with the preparation and filing of the Company's annual report on Form 10-K, the Company's management, with the participation of the Company's chief executive officer and chief financial officer, evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) as of December 26, 2009. The Company's chief executive officer and chief financial officer concluded that, as of December 26, 2009, the Company's disclosure controls and procedures were effective.

### ***b. Management's Report on Internal Control over Financial Reporting***

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 26, 2009 using the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on our evaluation under the COSO framework, management determined that, as of December 26, 2009, our internal control over financial reporting was effective.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

### ***c. Changes in Internal Control Over Financial Reporting***

No change in the Company's internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the fiscal quarter ended December 26, 2009 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

**Executive Officers and Directors**

**Stephen J. Hansbrough**
Chairman of the Board
Chief Executive Officer

**Gino Chouinard**
President
Chief Operating Officer

**Frank Puñal**
Senior Vice President
Chief Financial Officer

**Thomas W. Archibald**
Director
Retired

**Bruce N. Bagni**
Director
Retired

**Paul A. Brown, MD**
Director, Chairman Emeritus

**Joseph L. Gitterman III**
Director
Manager, EIP Group LLC, an investing, trading and consulting firm

**Michel Labadie**
Director
President and CEO of Les Pros de la Photo (Quebec) Inc., a photo finishing company

**David J. McLachlan**
Director
Senior advisor, Genzyme Corporation, a biotechnology company

**Ozarslan A. Tangun**
Director
Managing Member, Patara Capital Management, LP

**Stephen J. Webster**
Director
Senior Vice President of Finance and Chief Financial Officer, Adolor Corporation, a biopharmaceutical company

**Common Stock**

**NYSE Amex**
**Symbol:** EAR

**Registrar and Transfer Agent**
American Stock Transfer & Trust Co.
59 Maiden Lane
New York, NY 10038
www.amstock.com

**Legal Counsel**

Bryan Cave LLP
1155 F Street NW
Washington, DC 20004

**Independent Registered Public Accounting Firm**

BDO Siedman, LLP
1601 Forum Place, Suite 904
West Palm Beach, FL 33401-2122

**Annual Meeting**

The 2010 Annual Meeting of Stockholders of HearUSA will be held at the Double Tree Hotel, 4431 PGA Boulevard, Palm Beach Gardens, FL 33410 on June 10, 2010 at 2:00 p.m. local time.

**Form 10-K**

**Stockholders may obtain a copy of the HearUSA's Annual Report on Form 10-K and related financial statements and schedules for the year ended December 26, 2009, filed with the Securities and Exchange Commission, by writing HearUSA Corproate Secretary at 1250 Northpoint Parkway, West Palm Beach, FL 33407.**